Registration No. _______________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY NATIONAL CORPORATION

(Exact name of issuer as specified in its Charter)

Ohio	31-1626393
(State of Incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 577, Franklin, Ohio 45005, (513) 746-1520

(Address, including zip code, and telephone number, including area code,

of registrant's Principal Executive Offices)

Paul J. Scheuermann, President

Community National Corporation

P.O. Box 577

Franklin, Ohio 45005

(513) 746-1520

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy To:

Susan B. Zaunbrecher, Esq.

Dinsmore & Shohl

1900 Chemed Center

255 East Fifth Street

Cincinnati, Ohio 45202

(513) 977-8200

Approximate date of commencement of proposed sale:

As soon as practicable after the effective date of this Registration Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price	Amount of Registration Fee
Common Stock without par value	613,072	$14.715 *	$9,021,354.48	$2,255.34

  * Pursuant to Rule 457(f)(2) of Regulation C promulgated under the Securities Act of 1933, the Proposed Maximum Offering Price Per Share was calculated using the book value of the securities as determined at January 31, 2001. The transaction to be registered on this Registration Statement on Form S-4 is the issuance of shares of common stock without par value of the Registrant to the existing shareholders of Community National Bank pursuant to the merger of Community National Bank into a wholly-owned subsidiary of the Registrant. As a result of the merger, each shareholder of Community National Bank will receive two shares of the Registrant's common stock in exchange for each share of Community National Bank common stock. Although there are transactions in the common stock of Community National Bank from time to time, trading has been extremely limited. As of January 31, 2001, the estimated book value of Community National Bank common stock was approximately $29.43 per share. Since two shares of the Registrant's common stock are to be issued for each of the presently outstanding shares of Community National Bank common stock, the per share book value of $14.715 per share of Registrant common stock is the amount on which the above registration fee is based.

  THE COMMUNITY NATIONAL BANK

  P.O. Box 577

  Franklin, Ohio 45005-1898

  NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

  To the Shareholders of The Community Bank:

  The Community National Bank is giving notice that the Annual Meeting of Shareholders of The Community National Bank will be held on April 17, 2001 at 1:00 p.m., local time, at the new Springboro office of The Community National Bank located at 95 Edgebrook Drive, Springboro, Ohio, for the following purposes:

  1. To consider and act upon a proposal for the reorganization of The Community National Bank into a one-bank holding company structure, all as described in the accompanying Proxy Statement/Prospectus;

  2. To elect the members of the board of directors of The Community National Bank; and

  3. To transact such other business as may properly come before the meeting or any adjournment thereof.

  The board of directors of Community National Bank has unanimously approved the foregoing reorganization proposal and recommends its approval by the shareholders. The board of directors also recommends that you vote to elect those persons nominated for election to the board of directors.

  The board of directors has fixed the close of business on March 16, 2001 as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Those who have purchased Community National Bank stock after that date will not be entitled to vote at the Annual Meeting.

  You are cordially invited to attend the Annual Meeting in person. Enclosed you will find a Proxy Statement/Prospectus, a proxy card, a return envelope and the Annual Report of Community National Bank. Any person may obtain the Annual Report of Community National Bank by contacting Paul J. Scheuermann at Community National Bank, 1400 East Second Street, Franklin, Ohio 45005, telephone number (513) 746-1520. Whether or not you plan to attend the Annual Meeting, we urge you to complete, date, sign and return the enclosed proxy card in the envelope provided as soon as possible.

By order of the Board of directors

Dated: _____________	Paul J. Scheuermann, President

  PROXY STATEMENT/PROSPECTUS

  THE COMMUNITY NATIONAL BANK

  1400 EAST SECOND STREET

  FRANKLIN, OHIO 45005

  613,072 shares of common stock of Community National Corporation to be issued in connection with the reorganization

  of the Community National Bank into a holding company-subsidiary structure

  This Proxy Statement/Prospectus constitutes the Proxy Statement of The Community National Bank with respect to the annual meeting of its shareholders to be held on Tuesday, the 17th of April, 2001. This document also serves as a prospectus of Community National Corporation relating to its offering of up to 613,072 shares of common stock in connection with the reorganization of Community National Bank into a holding company structure.

  The board of directors of Community National Bank has approved the reorganization of Community National Bank into a bank holding company structure. This Proxy Statement/Prospectus gives detailed information concerning the proposed reorganization and includes a copy of the Plan and Agreement of Merger between Community National Bank and Community National Corporation dated January ___, 2001. The holding company reorganization cannot be completed unless shareholders holding at least two-thirds of the issued and outstanding shares of common stock of Community National Bank approve it at the annual shareholders meeting.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The approval of the Office of the Comptroller of the Currency reflects only its view that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. The approval of the Office of the Comptroller of the Currency is not an opinion by the Office of the Comptroller of the Currency that the proposed transaction is favorable to the shareholders from a financial point of view or that the Office of the Comptroller of the Currency has considered the adequacy of the terms of the transaction. The approval of the Office of the Comptroller of the Currency is not an endorsement or recommendation of the reorganization.

  The securities being offered through this document are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

  The date of this Proxy Statement/Prospectus is March 16, 2001

  _______________

  TABLE OF CONTENTS

  QUESTIONS AND ANSWERS ABOUT THE TRANSACTION 1

  SUMMARY 6

  Board of directors Recommendation and Shareholder Vote Required 6

  Description of The Community National Bank, its Properties and Other Information 6

  Description of Community National Corporation and CNB Interim National Bank 7

  Regulatory Approvals Necessary to Complete the Reorganization 7

  Voting and Revocation of Proxies 7

  ANNUAL MEETING 8

  Record Date and Voting Securities 8

  Proxies and Solicitation of Proxies 8

  Revocability 8

  ELECTION OF DIRECTORS 9

  REORGANIZATION OF THE BANK INTO

  A ONE-BANK HOLDING COMPANY 10

  General 10

  Background of the Reorganization 11

  How the Reorganization Will Be Effected 11

  Summary of the Agreements Necessary to Effect the Reorganization 12

  Expenses of Conversion 13

  Rights of Dissenting Shareholders 13

  Conditions of the Merger 14

  Amendment or Abandonment of the Plan and Agreement of Merger 15

  Conversion of Shares and Exchange of Certificates 15

  Anticipated Accounting Treatment of the Reorganization 16

  Material Federal Income Tax Consequences of the Reorganization 17

  State Income Taxes for Ohio Shareholders on Dividends 18

  Capitalization of Community National Corporation, Community National Bank and CNB Interim National Bank 19

  DESCRIPTION OF COMMUNITY NATIONAL BANK COMMON STOCK AND COMMUNITY NATIONAL CORPORATION COMMON STOCK 20

  Description of Stock and the Differences between Federal and State Laws Pertaining to the Stock 20

  Dividends 20

  Preemptive Rights 21

  Cumulative Voting 21

  Par Value 21

  Stabilizing and Anti-takeover Features Contained in Community National Corporation's Governing Documents 21

  INFORMATION CONCERNING COMMUNITY NATIONAL CORPORATION 25

  Information About the Bank Holding Company 25

  Supervision and Regulation of the Holding Company 25

  Liability and Indemnification of Directors and Officers 26

  INFORMATION CONCERNING COMMUNITY NATIONAL BANK 27

  Information About the Bank 27

  Selected Financial Data 28

  Market Price Information 29

  Supervision and Regulation of the Bank 29

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 30

  Results of Operations 30

  Financial Condition 32

  Year 2000 Compliance 35

  Quantitative and Qualitative Disclosures about Market Risk 36

  MANAGEMENT OF COMMUNITY NATIONAL BANK AND COMMUNITY NATIONAL CORPORATION 38

  Directors and Executive Officers 38

  Executive Compensation 41

  CERTAIN BENEFICIAL OWNERS 42

  COMMON STOCK MARKET INFORMATION AND DIVIDEND DATA 43

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 43

  LEGAL MATTERS 44

  EXPERTS 44

  OTHER BUSINESS 44

  Appendices

  Plan and Agreement of Merger Appendix A

  Articles of Incorporation Community National Corporation Appendix B

  Regulations of Community National Corporation. Appendix C

  12 U.S.C. Section 215a and Banking Circular 259 Appendix D

  QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

  1. Question: Why is Community National Bank restructuring itself into a holding company system?

  Answer: Because, by reorganizing, Community National Bank, whose activities currently are governed by the National Bank Act, can take advantage of a holding company structure. The activities of the holding company, once the reorganization is complete, will be governed by Ohio General Corporation Law and The Bank Holding Company Act of 1956. A bank holding company is a corporation that owns 25% or more of the voting securities of a bank. A holding company corporate structure will enhance Community National Bank's ability to compete under the laws and conditions prevailing in the banking field today. As a result of the proposed holding company structure, Community National Bank will have:

  greater flexibility in carrying on the bank's business activity;

  greater ability to respond to future needs and opportunities to expand the financial services currently offered and the market currently served;

  greater opportunity for diversification, either through newly-formed subsidiaries or acquisition of established companies;

  greater flexibility to meet future financing needs through issuance of additional common stock without regulatory approval; and

  greater authority to redeem its shares, subject to regulatory limits, without prior regulatory approval.

  In addition, with the passage of the Gramm-Leach-Bliley Act in 1999, bank holding companies are permitted to become financial holding companies and to engage in a wider variety of businesses, some wholly unrelated to banking. It is anticipated that Community National Corporation will apply to the Federal Reserve to become a financial holding company as part of this conversion process.

  2. Question: What are the differences between shareholders rights and protections under Ohio state law and federal banking law which we may see in the reorganization?

  Answer: In summary, dividend policy under state law is more liberal than under federal banking law; cumulative voting rights under Ohio law are somewhat more restrictive than those under federal banking law and an Ohio corporation, unlike a national bank, can issue no par value stock, can repurchase its shares to hold as treasury shares and can impose supermajority voting requirements in certain situations.

  The following is an outline of the differences between the federal and state laws pertaining to the stock of a national bank versus that of an Ohio corporation:

	FEDERAL BANKING LAW	OHIO CORPORATE LAW
Dividends	Payable only from net profits.	Payable from surplus, provided that no dividend is payable if the corporation is insolvent or if there is reason to believe that payment of a dividend would render it insolvent.
Preemptive Rights	Permitted by law, but Community National Bank does not provide for preemptive rights under the articles of association of Community National Bank.	Permitted by law. Community National Corporation will provide preemptive rights under its articles of incorporation.
Cumulative Voting	Permitted under the articles of association of Community National Bank and exercisable without need for corporate action or notice requirements.

While permitted under the original articles of incorporation, the articles of incorporation of Community National Corporation will be amended prior to the consummation of the holding company conversion to deny cumulative voting rights to holding company shareholders. Ohio law requires that a shareholder who desires cumulative voting in the election of directors give notice to the president, vice president or secretary of the corporation of his or her desire to cumulatively vote his or her shares at least 48 hours before the meeting of his or her desire to and that the chairman of the meeting announce the giving of such notice upon the convening of the meeting.
Par Value	Par value stock is required and is used to set the stated capital.	Par value stock is not required. An Ohio corporation can issue no par value stock and such shares do not, by themselves, increase stated capital of the corporation.
Repurchase of Shares	Repurchase of shares not permitted except under limited circumstances.	Repurchase of shares may be authorized by the board of directors without shareholder action so long as, immediately thereafter, the corporation's assets are not less than its liabilities plus stated capital, so long as the corporation is not insolvent and so long as there is not reasonable ground to believe that the corporation would be rendered insolvent by the repurchase. A bank holding company may not expend more than 10% of its net worth in any 12-month period for the purpose of repurchasing its stock.
Classified Board of directors	Community National Bank's articles of association provide for the annual election of the entire board of directors.	The articles of incorporation of Community National Corporation provide for a classified board of directors consisting of two classes of directors with overlapping two-year terms of office.

  3. Question: Will I notice any change in the business, operations or management of Community National Bank?

  Answer: No. After the consummation of the transaction, Community National Bank will continue to operate as before and there will be no change in its business or operations. Additionally, the board of directors and management of Community National Bank after the transaction will be the same as prior to the reorganization.

  4. Question: Is Community National Bank being sold?

  Answer: No. Community National Bank is not being sold. Community National Bank simply is reorganizing into a holding company structure, with the end result being that the operating bank will be a wholly-owned subsidiary of a new holding company, Community National Corporation. All of the shareholders of Community National Bank, unless they exercise dissenters' rights, will become shareholders of Community National Corporation which, in turn, will own Community National Bank.

  5. Question: Will my stock ownership change?

  Answer: No. After the reorganization, you will own the same percentage of Community National Corporation as you owned of Community National Bank prior to the transaction. As part of the transaction, there will be a two for one stock split and an exchange of shares of Community National Bank for shares of Community National Corporation. For example, if you currently hold 100 shares of Community National Bank, you will hold 200 shares of Community National Corporation following the reorganization. As the end result, however, your percentage share ownership will not change. For example, if you own 2% of the outstanding shares of Community National Bank prior to the holding company conversion, you will, after the conversion, own 2% of the outstanding shares of Community National Corporation.

  6. Question: What, if anything, will I, as a shareholder, be required to do?

  Answer: You will not be required to do anything in connection with the reorganization, but the board of directors urges you to complete the proxy for the annual meeting of shareholders provided with this Proxy Statement/Prospectus, sign it and return it to Community National Bank in the envelope provided. The board of directors of Community National Bank has recommended that the shareholders vote upon the reorganization and the board is providing this Proxy Statement/Prospectus to the shareholders to obtain their vote. The board of directors recommends a vote FOR the proposed reorganization.

  There are, however, some actions you can take that will make the implementation of the reorganization go more smoothly. First, Community National Bank asks that you return your proxy card, appropriately completed, so that Community National Bank can have as many responses as possible in advance of the date of the annual shareholder meeting. This small effort on your part will make the determination of the voting results much easier.

  Second, if the shareholders approve the transaction, and Community National Bank, Community National Corporation and CNB Interim National Bank consummate the transaction, each share of Community National Bank's stock will automatically be converted, by operation of law, into two shares of Community National Corporation. However, Community National Corporation will ask you to return your certificates for Community National Bank common stock to Community National Corporation in order to receive certificates representing Community National Corporation common stock in exchange for your Community National Bank shares. If you directly hold your Community National Bank shares, it may take some time for Community National Corporation to issue your shares of Community National Corporation. This time period should be no longer than 60 to 90 days, during which time you may not be able to trade your Community National Corporation shares. If you hold your shares through a broker in "street name", you will not be required to return these shares and will have instant credit to trade them upon the consummation of the reorganization. Please do not return your stock certificates until you are instructed by Community National Bank or Community National Corporation to do so.

  7. Question: How long will this whole process take?

  Answer: Community National Bank probably will complete the holding company conversion by the end of June, 2001. Community National Bank will file applications to approve the transaction with the Comptroller of the Currency and with the Federal Reserve Bank of Cleveland. The holding company conversion can only be completed if the shareholders of Community National Bank approve the transaction and if the transaction has been approved by the proper bank regulatory authorities.

  8. Question: Will I have to pay extra taxes as a result of the transaction?

  Answer: No. You will incur no additional taxes as a result of this transaction. You will recognize no gain or loss upon the exchange of your shares for shares of Community National Corporation, and the tax basis of the shares of Community National Corporation common stock received by you will be the same as the tax basis of Community National Bank common stock that you surrender. Please see the section entitled "Material Federal Income Tax Consequences of the Reorganization," page _____.

  9. Question: If I disagree with the transaction, what are my rights?

  Answer: If you disagree with the transaction, you can become a dissenting shareholder and have the right to be paid in cash the value of your shares (as of the time the merger becomes effective) if and when the merger is consummated, if you comply with the following conditions:

  (1) you must vote against approval of the merger at the annual meeting of Community National Bank shareholders or give written notice to Community National Bank at or prior to the annual meeting that you dissent from the proposed merger, which notice shall be addressed to Paul J. Scheuermann, President, The Community National Bank, P.O. Box 577, Franklin, Ohio 45005;

  (2) you must at any time before 30 days after consummation of the merger:

  (a) make a written request for payment of the cash value of such shares to Community National Bank; and

  (b) surrender your certificates representing such shares.

  The value of your shares will be ascertained, as of the effective date of the transaction, by an appraisal, which is further explained in this Proxy Statement/Prospectus. See the section entitled "Rights of Dissenting Shareholders," page _____ in this Proxy Statement/Prospectus.

  [THE BALANCE OF THIS PAGE LEFT INTENTIONALLY BLANK]

  SUMMARY

  Board of Directors Recommendation and Shareholder Vote Required

  The Community National Bank board of directors has determined that, due to the greater business flexibility of a one-bank holding company system, it is desirable for Community National Bank to reorganize to become a wholly-owned subsidiary of a bank holding company. Accordingly, the board directed the formation of Community National Corporation and the organization of CNB Interim National Bank as a wholly-owned subsidiary of Community National Corporation. The board also approved the terms of the Plan and Agreement of Merger and the Agreement of Merger, which are necessary documents to effect the reorganization, and directed that the reorganization be presented to the Community National Bank shareholders for their consideration and approval. At the annual shareholders meeting, it will take the affirmative vote of two-thirds (2/3) of the outstanding shares of the bank to adopt the reorganization.

  Description of The Community National Bank, its Properties and Other Information

  Community National Bank is a national banking association which was organized in 1983 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main office and three branch offices located in Warren and Montgomery Counties, Ohio. The street address of Community National Bank's principal office is 1400 East Second Street, Franklin, Ohio 45005. The telephone number of Community National Bank's principal office is (513) 746-1520, the mailing address of Community National Bank's principal office is P.O. Box 577, Franklin, Ohio 45005.

  Community National Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency under the National Banking Laws which are found in Title 12 of the United States Code. Community National Bank engages in all banking activities permitted under the law for a national bank. Among the services provided are checking, savings, certificate of deposit and individual retirement accounts. In addition, Community National Bank provides a full range of loan and credit services to its customers, including personal loans and commercial loans. The bank also provides services such as automated teller machines, credit and debit cards, internet banking, wire transfer and direct deposit.

  Description of Community National Corporation and CNB Interim National Bank

  Community National Corporation is a proposed bank holding company which was incorporated with the Ohio Secretary of State on July 18, 2000 to facilitate the corporate reorganization of Community National Bank by establishing it as a subsidiary of a bank holding company. CNB Interim National Bank, which will be a wholly owned subsidiary of Community National Corporation, will also be a newly formed entity for the purpose of facilitating the reorganization. CNB Interim National Bank will be formed when the Comptroller of the Currency directs Community National Bank to do so. It will be a non-operational "shell" bank set up for the sole purpose of legally effecting the reorganization. At the consummation of the conversion the bank will be merged into Interim. Neither Community National Corporation nor CNB Interim National Bank has conducted any business, and, until the merger becomes effective, neither will conduct any business. The business of the holding company will be conducted from the principal office of Community National Bank at 1400 East Second Street, Franklin, Ohio 45005.

  If the conversion is approved by Community National Bank's shareholders at the annual meeting of shareholders, and assuming the timely receipt of the appropriate regulatory approvals, it is expected that the conversion will be legally consummated by the end of June, 2001.

  Regulatory Approvals Necessary to Complete the Reorganization

  Community National Corporation must be approved for formation as a bank holding company by the Board of Governors of the Federal Reserve System, which regulates bank holding companies. In addition, the merger must be approved by the Comptroller of the Currency, the agency of the federal government which regulates national banks. Community National Bank and Community National Corporation will apply to both agencies for approval to consummate the holding company conversion. As a result of this regulation, the annual meeting may have to be recessed from time to time until the reorganization has been approved by the Comptroller of the Currency, so that Community National Bank's shareholders can act on technical changes, if any, to the Plan and Agreement of Merger or Agreement of Merger recommended by the Comptroller of the Currency. However, it is not anticipated at this time that the annual meeting will require a recess.

  Voting and Revocation of Proxies

  You can vote at the annual meeting of shareholders if you owned shares of Community National Bank at the close of business on March 16, 2001. The affirmative vote of the holders of at least two-thirds of Community National Bank common stock, or 204,358 shares, is necessary to approve the conversion and adopt the Plan and Agreement of Merger and the Agreement of Merger described in this Proxy Statement Prospectus. To elect the persons nominated to serve as directors, a plurality of the votes cast at the annual meeting must be voted in favor of electing these persons and the seven persons receiving the greatest number of votes will be elected as directors.

  The shares represented by properly executed proxies will be voted as designated on the proxy. Properly executed proxies that do not contain voting instructions will be voted FOR the approval of the conversion and the adoption of the Plan and Agreement of Merger and the Merger Agreement and FOR the election of the persons nominated to serve as directors. Each person granting a proxy may revoke it at any time before it is voted by giving notice to Community National Bank in writing or in open meeting or by submitting a subsequently dated proxy.

  ANNUAL MEETING

  Date, Time and Place

  The Community National Bank annual meeting will be held on April 17, 2001 at 1:00 p.m. local time at the bank's new Springboro office located at 95 Edgebrook Drive, Springboro, Ohio.

  Record Date and Voting Securities

  Each of the 306,536 shares of Community National Bank common stock outstanding on March 16, 2001, the record date for the meeting, is entitled to one vote on all matters coming before the meeting. Only shareholders of record on the books of Community National Bank at the close of business on March 16, 2001 will be entitled to vote at the meeting, either in person or by proxy. If you did not own shares of Community National Bank common stock on March 16, 2001, you will not be eligible to vote on this matter. As of March 1, 2001, there were approximately 200 shareholders of record of Community National Bank common stock.

  As of December 31, 2000, the directors and executive officers of Community National Bank beneficially owned 78,472 shares, or 25.87%, of Community National Bank common stock. Each of these directors and executive officers has indicated that he intends to vote these shares for the approval of the reorganization and the adoption of the Plan and Agreement of Merger and for the election of those persons nominated to serve as directors.

  Proxies and Solicitation of Proxies

  The shares represented by all properly executed proxies that are sent to Community National Bank will be voted as designated. Each proxy that does not contain a designated vote will be voted FOR the proposed merger and FOR the election of those persons nominated to serve as directors. Proxies will be solicited principally by mail, but may also be solicited by directors, officers and other regular employees of Community National Bank who will receive no compensation in addition to their regular salaries for soliciting proxies. Brokers and others who hold stock in trust will be asked to send proxy materials to the beneficial owners of the stock and Community National Bank may reimburse them for their expenses. The cost of preparing, assembling and mailing this Proxy Statement/Prospectus, the notice of meeting and the proxy card, and any other costs of soliciting proxies, will be paid by Community National Bank.

  Revocability of Proxies

  A Community National Bank shareholder may revoke a proxy at any time before its exercise by delivering a duly executed revocation or a later dated proxy to the attention of Paul J. Scheuermann, Community National Bank, P. O. Box 577, Franklin, Ohio 45005-1898. In additional , a shareholder may revoke a previously executed proxy by giving notice of his or her intent to vote the shares in person prior to the voting of the proxy at the annual meeting.

  ELECTION OF DIRECTORS

  Community National Bank's by-laws provide that its board of directors shall consist of not less than five and not more than twenty-five persons. The board of directors, pursuant to the by-laws, has established the number of directors at seven.

  Shareholders have the right to vote cumulatively in the election of directors. If cumulative voting is elected, a shareholder may cast as many votes in the election of directors as the number of directors to be elected multiplied by the number of shares held. The votes may be distributed to one nominee or among as many nominees as the shareholder desires.

  It is intended that shares of common stock represented by the accompanying proxy will be voted FOR the election of the nominees unless contrary instructions are indicated as provided on the proxy card. (If you do not wish your shares to be voted for particular nominees, please indicate so on the proxy card.) If one or more of the nominees should at the time of the meeting be unavailable or unable to serve as a director, the shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the board of directors. The board of directors knows of no reason why any of the nominees will be unavailable or unable to serve. At this time it is not known whether there will be cumulative voting for the election of directors at the meeting. If any shareholder properly demands cumulative voting for the election of directors at the meeting, your proxy will give the individuals named on the proxy full discretion and authority to vote cumulatively and in their sole discretion to allocate votes among any or all of the nominees, unless authority to vote for any or all of the nominees is withheld.

  The board of directors has nominated the following seven persons, all of whom are current members of the board of directors, for election as directors to serve until the next annual meeting of shareholders:

  Dr. Donald G. Burns

  Robert L. Campbell

  W. Leslie Earnhart

  Dr. T.C. Garland

  James L. Gross, Jr.

  Stanley E. Kolb

  Paul J. Scheuermann

  Additional information concerning each of the nominees can be found in the section entitled "Management of Community National Bank and Community National Corporation," page ___. The board of directors recommends that you vote FOR the election of the nominees to the board of directors.

  REORGANIZATION OF THE BANK INTO A

  ONE-BANK HOLDING COMPANY

  At the annual meeting to be held on April 17, 2001 the following proposed resolution regarding the reorganization of Community National Bank into a holding company structure will be submitted for adoption by Community National Bank's shareholders. The affirmative vote of the holders of at least two-thirds or 204,358 shares, of Community National Bank common stock issued and outstanding on March 16, 2001, the record date for the annual meeting, is required to approve and adopt the reorganization and the agreements which will effect the reorganization of Community National Bank into a holding company structure. The reorganization will be technically effected through the statutory merger of Community National Bank with and into CNB Interim National Bank. CNB Interim National Bank will thereafter be a wholly-owned subsidiary of Community National Corporation, the holding company. CNB Interim National Bank will, concurrent with the merger, change it's name to "The Community National Bank."

  Below are graphic illustrations of the corporate structure of Community National Bank before and after the completion of the holding company reorganization.

Corporate Structure Before Holding Company Conversion	Corporate Structure After Holding Company Conversion

Shareholders	Shareholders

The Community National Bank	Community National Corporation

The Community National Bank

  The board of directors has declared the advisability of the adoption of the following resolution and recommends a vote FOR the resolution. Proxies received from Community National Bank shareholders will be voted in favor of this resolution unless otherwise instructed by the shareholders.

  The resolution states:

  "RESOLVED, that The Community National Bank reorganize into a holding company structure as described in the Proxy Statement/Prospectus and the Appendices attached to the Proxy Statement/Prospectus that The Community National Bank sent to the shareholders and that the Plan and Agreement of Merger and the Agreement of Merger by and among Community National Bank, Community National Corporation and, when formed, CNB Interim National Bank be, and they hereby are, adopted and approved."

  Background of the Reorganization

  The board of directors of Community National Bank considered the differences in shareholder rights and protections under federal law and under Ohio corporate law in arriving at their determination that the reorganization is in the best interests of Community National Bank and its shareholders. The board of directors, at several board meetings held in 1999 and 2000, discussed the advantages and disadvantages of the reorganization and the various shareholder rights and protections under both federal banking law and under Ohio corporate law. The material advantages of the reorganization have been disclosed in this Proxy Statement/Prospectus. The board determined that the importance of maintaining the independence of Community National Bank as well as the other advantages provided by the reorganization, which include:

  - the ability to raise capital using the bank's common stock;

  - the ability to expand the services being offered;

  - the opportunity for diversification; and

  - the ability to redeem its shares

  The reorganization will provide greater protection to the shareholders and their economic investment in the bank. At a meeting held on May 2, 2000 the board of directors unanimously approved the reorganization and unanimously resolved to recommend that the shareholders of Community National Bank vote to approve the Plan and Agreement of Merger and the Agreement of Merger appended thereto. In connection with this decision, the board of directors received advice from the management of Community National Bank, from its legal advisor and from its accounting advisor.

  How the Reorganization Will Be Effected

  The reorganization will be effected through the merger of Community National Bank with and into CNB Interim National Bank, an interim national bank in organization. CNB Interim National Bank will be the resulting bank in the merger and will be a wholly-owned subsidiary of Community National Corporation. Concurrent with the merger, CNB Interim National Bank will change its name to "The Community National Bank." As a result of the reorganization, the bank will operate as a wholly-owned subsidiary of Community National Corporation.

  Each share of common stock of Community National Bank will be converted through the reorganization into two (2) shares of common stock of Community National Corporation and all shareholders of Community National Bank will become shareholders of Community National Corporation, retaining the same percentage ownership of Community National Corporation as he or she held in Community National Bank. The current members of the board of directors of Community National Bank will be the directors of both CNB Interim National Bank and Community National Corporation and will hold their qualifying shares in shares of Community National Corporation. Following the merger, Community National Bank's business will continue unchanged under the name The Community National Bank with the same management and employees.

  Summary of the Agreements Necessary to Effect the Reorganization

  The proposed reorganization into a holding company structure will be effected through a merger of Community National Bank into CNB Interim National Bank and there are certain operative agreements necessary to effect the merger and, therefore, the reorganization. Copies of these agreements, the Plan and Agreement of Merger, including the Agreement of Merger, are attached as Appendices A and A-1 to this Proxy Statement/Prospectus and are incorporated into it. The following paragraphs provide a summary of the material aspects of these agreements. However, for more complete information, you should read the agreements attached to this Proxy Statement/Prospectus as Appendices A and A-1, as well as to Appendices B and C containing the articles of incorporation and regulations of Community National Corporation.

  Community National Bank and Community National Corporation have entered into, and CNB Interim National Bank upon its formation will join in and become a party to, the Plan and Agreement of Merger which sets forth the terms and conditions of Community National Bank's conversion to a holding company structure. Under this agreement, Community National Bank will be merged with and into CNB Interim National Bank, which will simultaneously change its name to "The Community National Bank." Upon consummation of the merger, each outstanding share of Community National Bank common stock, $2.50 par value, will be converted into two (2) shares of Community National Corporation common stock without par value. Consequently, the shareholders of Community National Bank and their percentage of share ownership, immediately prior to the consummation of the reorganization will be identical to those of Community National Corporation immediately after consummation of the reorganization. A maximum of 613,972 shares of Community National Corporation common stock will be issued pursuant to the merger. See "Description of Community National Bank Common Stock and Community National Corporation Common Stock," page _____, for a discussion of the rights of shareholders of Community National Bank as compared to shareholders of Community National Corporation.

  As of the effective date of the reorganization, the existing Community National Bank will cease to exist as a legal entity. The corporate identities and business of both Community National Bank and CNB Interim National Bank will be combined, and the business of Community National Bank will continue to be conducted under the name "The Community National Bank" after the reorganization without any change.

  The business of the resulting bank after the reorganization will be identical to that of Community National Bank prior to the reorganization and will be conducted with the same offices, properties and personnel as that of Community National Bank. The resulting bank initially will have the same directors and officers as Community National Bank. The resulting bank will continue to be subject to regulation by the Office of the Comptroller of the Currency and deposits in the resulting bank will continue to be insured by the Federal Deposit Insurance Corporation. In short, the resulting bank will succeed to all of the rights and assets of Community National Bank and will be subject to all of Community National Bank's obligations and liabilities.

  Expenses of Conversion

  The expenses of the reorganization are estimated to be as follows:

Legal Expenses	$40,000
Accounting and Financial Advisory Expenses	$25,000
Application and Related Fees for the Securities and
Exchange Commission and Approval by
Regulatory Authorities	$8,000
Postage, Photocopying, Long Distance Telephone
Costs, Supplies	$5,000
Miscellaneous Expenses, including Blue Sky fees
and interest expenses	$5,000
Total Estimated Expenses	$83,000 =====

  No commissions of any kind and no remuneration to directors, other than customary fees for attending meetings, will be paid as a result of the conversion.

  Community National Corporation will borrow approximately up to $120,000 from an unaffiliated bank to finance its subscription for all the shares of CNB Interim National Bank's common stock and pay the expenses of the conversion. The loan will be evidenced by the promissory note of Community National Corporation. Upon the consummation of the merger, the total equity capital of the resulting bank in the merger will be essentially equal to that of Community National Bank plus that of CNB Interim National Bank. The total equity capital of Community National Bank at December 31, 2000 was $8,857,000. The contemplated total equity capital of the resulting bank in the merger on a pro forma basis, based upon the Statement of Condition of Community National Bank at December 31, 2000, immediately after the merger will be approximately $8,977,000. The increase of $120,000 represents the full subscription price paid in for the shares of CNB Interim National Bank by Community National Corporation and the payment of holding company expenses. The resulting bank in the merger will thereupon declare and pay a dividend of approximately $120,000 to Community National Corporation, which will be used to repay in full the loan plus accrued interest thereon. Interest on the loan, which will be an additional expense of the conversion, is estimated to be less than $1,500. Thus, the total equity capital less expenses of the conversion of the resulting bank after the reorganization will essentially be the same as the total equity capital of Community National Bank immediately prior to the reorganization.

  Rights of Dissenting Shareholders

  Pursuant to the provisions of Section 215a of Title 12 of the United States Code, a copy of which is attached hereto as Appendix B, you, as a shareholder of Community National Bank, have the right to be paid in cash the value of your shares (as of the time the merger becomes effective), if and when the merger is consummated, only upon compliance with the following conditions:

  (1) You must vote against approval of the merger at the annual meeting of Community National Bank shareholders or give written notice to Community National Bank at or prior to the annual meeting that you dissent from the proposed merger, which notice shall be addressed to Paul J. Scheuermann, President, The Community National Bank, P.O. Box 577, Franklin, Ohio 45005-1898;

  (2) You must, at any time before 30 days after consummation of the merger, make a written request for payment of the cash value of such shares to Community National Bank; and

  (3) The written request described in paragraph (2) above shall be accompanied by your surrender of the certificate(s) representing such shares.

  Failure to comply with any of the foregoing conditions may result in your loss of the rights described in this Proxy Statement/Prospectus. If you vote against approval of the merger, you will be notified of the effective date of the merger so that you may exercise your dissenters rights.

  The value of the shares of any dissenting shareholder will be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of one selected by the vote of the holders of a majority of the stock, the owners of which are entitled to payment in cash; one selected by the directors of the receiving association, i.e., CNB Interim National Bank; and one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of such shareholder.

  If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller, upon written request of any interested party, is required to cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, must be paid by the resulting bank. The value of the shares ascertained must be promptly paid to the dissenting shareholders.

  The foregoing constitutes a description of the material rights of dissenting shareholders and does not purport to be a complete statement of such rights or the procedures to be followed by shareholders desiring to receive the value of their shares. Each shareholder who may desire to receive the value of his or her shares should consult Section 215a of Title 12 of the United States Code and strictly adhere to all of the provisions thereof. A copy of Section 215a of Title 12 of the United States Code is appended hereto as Appendix D, and the discussion herein concerning the rights of dissenting shareholders is qualified in its entirety by reference to Section 215a of Title 12 of the United States Code.

  A copy of Banking Circular 259 is also included as part of Appendix D. Banking Circular 259 summarizes the various methods used by the Office of the Comptroller of the Currency in arriving at a fair estimate of the value of the shares of a national bank. Shareholders are advised to review Appendix D in its entirety before the exercise of dissenter's rights.

  Conditions of the Merger

  Under the Plan and Agreement of Merger, the consummation of the merger is conditioned, among other things, upon the following:

  (a) The Plan and Agreement of Merger, including the Agreement of Merger, shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Community National Bank common stock entitled to vote on the proposal.

  (b) The shares of Community National Corporation common stock into which the shares of Community National Bank common stock will be converted upon the consummation of the merger shall be validly issued and outstanding, fully paid and non-assessable.

  (c) The Plan and Agreement of Merger and the Agreement of Merger as well as the respective terms thereof shall be duly approved by all the bank regulatory agencies to which the same are submitted for approval as provided by law.

  (d) It is intended that the merger be a pooling of interests for accounting purposes. Holders in the aggregate of more than five percent (5%) of the outstanding shares of Community National Bank common stock shall not have voted against the merger at the annual meeting of shareholders or given written notice of dissent to the merger prior to or at the annual meeting. This condition may be waived by Community National Corporation.

  (e) The conversion will be a tax-free reorganization and no gain or loss will be recognized by the shareholders of Community National Bank upon the exchange of shares of Community National Bank for the shares of Community National Corporation pursuant to the merger.

  Consummation of the merger is also subject to the accuracy in all material respects of various representations and warranties of Community National Bank, Community National Corporation and CNB Interim National Bank with respect to their financial conditions and other matters, and the performance by the parties of various other requirements.

  Amendment or Abandonment of the Plan and Agreement of Merger

  The Plan and Agreement of Merger may be amended only by written agreement of all the parties to it. The Plan and Agreement of Merger provides that Community National Bank and Community National Corporation may amend the Plan and Agreement of Merger, by action of their respective boards of directors, either before or after the shareholders of Community National Bank have adopted the Plan and Agreement of Merger, in order to facilitate the performance thereof or to comply with any applicable law or order of any court, public agency or authority. However, no such amendment may change, to the detriment of Community National Bank's shareholders, the ratio set forth in the Plan and Agreement of Merger for converting Community National Bank common stock into Community National Corporation common stock.

  The Plan and Agreement of Merger will terminate and become void and of no effect, notwithstanding prior approval by the shareholders of Community National Bank, if the respective boards of directors of Community National Bank, Community National Corporation and CNB Interim National Bank adopt resolutions prior to the consummation of the reorganization to the effect that it is not advisable under then existing circumstances to effectuate the reorganization. Please note that the members comprising the boards of directors of Community National Bank, Community National Corporation and CNB Interim National Bank are the same.

  Conversion of Shares and Exchange of Certificates

  At the closing of the reorganization, each outstanding share of Community National Bank common stock will automatically be converted, by operation of law, into two (2) shares of Community National Corporation common stock. After the merger is effected, you will be requested to return your certificates for Community National Bank common stock to Community National Corporation in order to receive certificates representing Community National Corporation common stock in exchange for your shares. In the event you are unable to produce a certificate(s) representing your shares of Community National Bank common stock, you may instead deliver:

  (i) evidence reasonably satisfactory to Community National Corporation that such certificate(s) has been lost, mislaid, wrongfully taken or destroyed;

  (ii) such security or indemnity as reasonably may be requested by Community National Corporation to hold it harmless; and

  (iii) evidence reasonably satisfactory to Community National Corporation that you are the owner of the shares represented by the certificate or certificates claimed to be lost, mislaid, wrongfully taken or destroyed and that you are the person who would have been entitled to present each such certificate and to receive Community National Corporation common stock in exchange therefor pursuant to the Agreement of Merger.

  If any certificate representing Community National Corporation common stock is to be issued in a name other than that in which the certificate(s) for shares of Community National Bank common stock surrendered for exchange is registered, the certificate(s) so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the person requesting such transfer must pay to Community National Corporation or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificate.

  Even if you do not surrender your certificate(s) representing your common stock of Community National Bank as requested (or fail to satisfy the requirements for lost, mislaid, wrongfully taken or destroyed certificates), your common stock in Community National Bank and your certificates will be deemed for all purposes to be shares of Community National Corporation and will represent the number of shares of common stock of Community National Corporation into which your Community National Bank common stock will have been converted. Any dividends or other distributions payable to you with respect to your Community National Corporation common stock will be held by Community National Corporation until you have surrendered your Community National Bank stock certificates (or satisfied the conditions for lost, mislaid, wrongfully taken or destroyed certificates), at which time they will be paid to you in full without interest.

  Please do not return your Community National Bank common stock certificates to Community National Bank or Community National Corporation until you are specifically instructed to do so by Community National Corporation. After the merger has been consummated, you will receive a letter containing all of the instructions for the exchange of your certificates.

  Anticipated Accounting Treatment of the Reorganization

  It is anticipated that the merger will be accounted for as a pooling of interests. Under pooling of interests accounting, as of the effective date of the merger, the assets and liabilities will be added to those of Community National Bank at their recorded book value and the stockholders' equity account of CNB Interim National Bank will be included on Community National Corporation's consolidated balance sheet.

  Material Federal Income Tax Consequences of the Reorganization

  This discussion regarding the federal tax consequences of the reorganization transaction, including the merger of Community National Bank into CNB Interim National Bank and the conversion of Community National Bank common stock into Community National Corporation common stock, is based upon tax advice received from Dinsmore & Shohl LLP. The reorganization, for federal tax purposes, will result in the following tax effects:

  1. The proposed statutory merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986. Community National Bank, CNB Interim National Bank and Community National Corporation will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

  2. No gain or loss will be recognized by Community National Bank upon the transfer of substantially all of its assets to CNB Interim National Bank in exchange for Community National Corporation common stock, and the assumption of all of Community National Bank's liabilities by CNB Interim National Bank.

  3. No gain or loss will be recognized by either Community National Corporation or CNB Interim National Bank upon the acquisition by CNB Interim National Bank of substantially all of the assets of Community National Bank in exchange for Community National Corporation common stock.

  4. The basis of the assets of Community National Bank acquired by CNB Interim National Bank will be the same in the hands of CNB Interim National Bank as the basis of such assets in the hands of Community National Bank immediately prior to the merger. The holding periods of the assets of Community National Bank received by CNB Interim National Bank will include the periods for which such assets were held by Community National Bank.

  5. No gain or loss will be recognized by the shareholders of Community National Bank upon the exchange of Community National Bank common stock for Community National Corporation common stock.

  6. The federal income tax basis of the shares of Community National Corporation common stock received by the shareholders of Community National Bank will be the same as the basis of Community National Bank common stock surrendered therefor.

  7. The holding period of Community National Corporation common stock received by the shareholders of Community National Bank will include the period during which Community National Bank common stock surrendered therefor was held, provided that Community National Bank common stock was a capital asset in the hands of the shareholders of Community National Bank on the date of the consummation of the transaction.

  8. As provided in Section 381(c)(2) of the Internal Revenue Code and related Treasury Department regulations, CNB Interim National Bank will succeed to and toake into account the earnings and profits, or deficit in earnings and profits, of Community National Bank as the effective date of the proposed reorganization. Any deficit in in the earnings and profits of CNB Interim National Bank or Community National Bank will be used only to offset the earnings and profits accumulated after the proposed merger.

  9. Pursuant to Section 381(a) of the Internal Revenue Code and related Treasury Department regulations, CNB Interim National Bank will succeed to and take into account the items of Community National Bank described in Section 381(c) of the Internal Revenue Code. Such items will be taken into account by CNB Interim National Bank subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Internal Revenue Code and the related Treasury Department regulations.

  The Plan and Agreement of Merger provides that Community National Bank, Community National Corporation or CNB Interim National Bank may terminate this Agreement prior to the consummation of the merger in the event that the tax-free nature of the conversion will not occur or there is some threat that it will not occur.

  State Income Taxes for Ohio Shareholders on Dividends

  Dinsmore & Shohl LLP has also advised Community National Corporation and Community National Bank that dividends on shares of Community National Bank common stock held by Ohio residents are currently subject to the Ohio income tax, and that dividends on shares of Community National Corporation common stock will also be subject to the same tax.

  Capitalization of Community National Corporation, Community National Bank and CNB Interim National Bank

  The following table sets forth the expected capitalization of CNB Interim National Bank upon its formation and prior to the merger, the capitalization of Community National Bank as at December 31, 2000, based upon its Statement of Condition for such date, the anticipated adjustments attributable to the merger and the pro forma capitalization of both the resulting bank in the merger and Community National Corporation as if CNB Interim National Bank had been in existence and the merger had been consummated on December 31, 2000:

	(In Thousands)
	CNB Interim National Bank	Community National Bank	Adjustments	Pro Forma Resulting Bank	Pro Forma Holding Company
EQUITY CAPITAL:
Common Stock	$100	$758	$(100)	$758	$758
Surplus	$20	$885	$(20)	$885	$885
Undivided Profits	$0	$7,214	$0	$7,214[1]	$7,214
Total Equity Capital	$120 ======	$8,857 =======	$(120) =======	$8,857 ======	$8,857 =======
DEBT:
Long Term	0	0	0	0	0
Short Term	0	0	0	0	120
Total Debt[2]	0	0	0	0	120[2]

  1 Immediately after the merger is consummated, approximately $120,000 will be paid by the resulting bank to Community National Corporation from the Undivided Profits of the resulting bank so that Community National Corporation will have funds available to repay the funds borrowed by it, as described in Note 2 below. Consequently, immediately after the declaration and payment of such dividend, the total Equity Capital of the resulting bank will be essentially the same as that of Community National Bank immediately prior to the reorganization.

  2 These funds will be borrowed in order to capitalize CNB Interim National Bank on an interim basis and will be repaid as soon as possible, following the consummation of the reorganization and the receipt of the dividend referred to in Note 1 above. The borrowing for the same period of time, but occurring at the beginning of the fiscal period, would have had an immaterial effect on net income.

  DESCRIPTION OF COMMUNITY NATIONAL BANK COMMON STOCK

  AND COMMUNITY NATIONAL CORPORATION COMMON STOCK

  Description of Stock and the Differences between Federal and State Laws Pertaining to the Stock

  Community National Bank's authorized capital stock consists of 1,500,000 shares of common stock, $2.50 par value per share of which 306,536 shares are presently outstanding. Community National Corporation's authorized capital stock currently consists of 850 shares of common stock without par value of which seven shares are presently outstanding. Prior to the consummation of the merger, the authorized capital stock of Community National Corporation will be increased to 1,500,000. The seven outstanding shares of Community National Corporation common stock will be repurchased for their original sales price by Community National Corporation, and up to 613,072 shares will be issued in exchange for the outstanding shares of Community National Bank common stock. The capitalization of Community National Bank immediately before the reorganization and of Community National Corporation immediately after the reorganization will therefore be substantially identical.

  Because Community National Bank is a national bank organized under federal law while Community National Corporation is a general business corporation formed under the corporate law of the State of Ohio, there will be certain minor differences in your respective rights as a shareholder which are described below. Management has elected to take advantage of the greater flexibility of Ohio corporate law in comparison to that of the corporate law contained in the national bank law to provide additional features of corporate governance in the organizational documents of Community National Corporation which are also discussed below.

  Dividends

  Under Ohio law, dividends may be declared by Community National Corporation and paid from the surplus of the corporation, provided that no dividend may be paid at any time that the corporation is insolvent or there is reasonable ground to believe that by such payment it would be rendered insolvent. Dividends which may be declared by Community National Bank are governed by federal law which limits the amounts available for payment of dividends to net profits and, under certain circumstances, requires that a certain percentage of net profits be transferred to surplus which is unavailable for the purpose of paying cash dividends. The ability of the resulting bank to pay dividends to Community National Corporation following the reorganization will be governed by the same considerations which currently control the declaration of dividends by Community National Bank.

  Subject to the foregoing discussion and to the discretion of the board of directors, it is expected that cash dividends of Community National Corporation, after consummation of the reorganization, will be paid on approximately the same basis as Community National Bank presently pays cash dividends. Funds for the payment of dividends by Community National Corporation will initially be obtained solely from dividends paid to Community National Corporation by the resulting bank.

  Following consummation of the reorganization, no shareholder whose shares of Community National Bank common stock have been converted into shares of Community National Corporation common stock by reason of the reorganization will be entitled to receive any dividends or other distributions with respect to such Community National Corporation shares until his or her Community National Bank stock certificates are exchanged for Community National Corporation stock certificates. However, when the exchange of certificates is made, any dividends or other distributions withheld will be paid without interest. Within a reasonable period of time after consummation of the reorganization, materials will be furnished to assist shareholders in effecting the exchange.

  Preemptive Rights

  The holders of Community National Bank common stock presently do not have preemptive rights under Community National Bank's articles of association. Preemptive rights grant shareholders the ability, in the event additional shares of the corporation's common stock are to be sold, to subscribe for such additional shares in proportion to the number of shares of common stock then owned by them. The holders of Community National Corporation common stock will have preemptive rights.

  Cumulative Voting

  Holders of Community National Corporation common stock will not have the same right to cumulatively vote their shares in the election of directors as they possessed as holders of Community National Bank common stock. The articles of incorporation of Community National Corporation will be amended prior to the consummation of the merger to remove cumulative voting rights. Previously, Community National Bank had cumulative voting rights.

  Par Value

  The Community National Bank common stock is par value stock and Community National Corporation common stock is no par value stock. The par value of stock serves to fix a minimum subscription or original issue price for each share of par value stock. The law of the state in which the national bank is located determines the attributes of par value stock issued by a national bank. In the case of Community National Bank, Ohio law provides that any consideration paid for non-treasury, original issue par value shares shall not be less than the par value of the shares, provided that such shares may be sold and paid for at such a discount from the par thereof as would amount to or not exceed reasonable compensation for the sale, underwriting or purchase of such shares. Par value is also used to set the stated capital of a corporation. The stated capital of a corporation with par value stock shall not be less than the par value of each class of its outstanding shares times the total number of shares of each class outstanding. In Community National Bank's case, its stated capital cannot be less than $766,340.00 ($2.50 par value stock multiplied by 306,536 shares outstanding). On the other hand, no par value stock may be issued by a corporation at any price, with no stated minimum subscription or issuance price. A share of no par value stock does not purport to represent any stated proportionate interest in the capital of a corporation and the issuance of such shares does not in itself increase stated capital.

  Stabilizing and Anti-takeover Features Contained in Community National Corporation's Governing Documents

  Community National Corporation's articles of incorporation contain corporate governance provisions which may have the effect of discouraging attempts to change control of Community National Corporation without the prior approval of its board of directors. Community National Bank's articles of association do not contain any such provisions. The following is a brief summary of such provisions and of their respective advantages and disadvantages.

  Classified board of directors. Under Community National Bank's articles of association and by-laws, all members of the board of directors are elected at each annual meeting of shareholders to serve for a one year term which ends at the following annual meeting of shareholders.

  Community National Corporation's articles of incorporation provide for a classified board of directors consisting of two classes of directors, each with overlapping two-year terms of office. Each such class is to have an equal, or as close to equal as mathematically possible, number of members with no class having less than three members. Community National Corporation, upon its incorporation, will have two classes of directors: Class I to serve an initial one-year term and Class II to serve a full two-year term. Thereafter, at the first annual meeting of shareholders of Community National Corporation after consummation of the reorganization, the first class of directors will be elected for a two-year term; at the second annual meeting of shareholders the second class will be elected for a two-year term; and at each annual meeting thereafter, one class will be elected to a two-year term.

  Management believes that structuring Community National Corporation's board of directors into two classes will insure a continuity of experienced board members, although there have been no problems with respect to such continuity in the past. Also, under the classified board system, a shareholder or group of shareholders possessing a majority of the voting power of Community National Corporation will not in any one year be able to replace the board of directors since only one-half of the directors will stand for election each year. Rather, at least two annual meeting elections will be required to replace the board of the directors by the requisite vote of the shareholders. By contrast, a shareholder or group of shareholders could obtain control of Community National Bank's board of directors in a single year since Community National Bank's entire board is subject to election each year. The classified board of Community National Corporation may therefore have the effect of discouraging or making more difficult an unfriendly attempt to take over Community National Corporation. It will also make it more difficult for shareholders to change the majority of directors even if the only reason for such a change is the performance of incumbent directors.

  Vote Required for Certain Extraordinary Corporate Actions. Under applicable law, the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock of Community National Bank is required with respect to extraordinary corporate actions including a merger or consolidation of Community National Bank with another bank or the sale of all or substantially all of Community National Bank's assets.

  The articles of incorporation of Community National Corporation provide for a special supermajority voting requirement, subject to certain exceptions, with respect to the following extraordinary transactions:

  (i) any merger or consolidation of Community National Corporation with or into any other corporation;

  (ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of Community National Corporation to or with any other corporation, person or other entity;

  (iii) the issuance or transfer of any securities of Community National Corporation to any other corporation, person or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof so acquired in a single transaction or a series of related transactions having an aggregate fair market value of less than $250,000); or

  (iv) the issuance or transfer of any securities of Community National Corporation to any other corporation, person or other entity for cash.

  Any such extraordinary transaction must be approved by the affirmative vote of the holders of at least eighty (80%) of the outstanding shares of Community National Corporation's capital stock which are not beneficially owned by the other corporation, person or entity with which Community National Corporation proposes to enter into such transaction ("other party"), if the other party is then the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of Community National Corporation's common stock. However, there are certain exceptions to the applicability of this supermajority vote requirement. Specifically, it does not apply if:

  - the other party is a corporation and a majority of the outstanding shares of all classes of such corporation's voting capital stock are owned by Community National Corporation;

  - if Community National Corporation's board of directors has approved a memorandum of understanding with the other party substantially consistent with the proposed transaction before the other party became the beneficial owner of 10% or more of Community National Corporation's common stock; or

  - if the transaction is approved by at least a majority of the members of Community National Corporation's board of directors.

  Community National Corporation's board of directors is expressly authorized to determine, for the purpose of applying the super-majority voting requirement, on the basis of information then known to it, whether:

  - any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of stock of Community National Corporation entitled to vote generally in the election of directors, or is an "affiliate" or an "associate" of another;

  - any proposed sale, lease, exchange or other disposition of part of the assets of Community National Corporation involves a substantial part of the assets of Community National Corporation;

  - assets or securities, or a combination thereof, to be acquired in exchange for securities of Community National Corporation, have an aggregate fair market value of less than $250,000 and whether the same are proposed to be acquired in a single transaction or a series of related transactions; and

  - the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates.

  Any such determination by the board shall be conclusive and binding for all purposes.

  Further, when evaluating any offer of another party to:

  - purchase or exchange any securities or property for any outstanding equity securities of Community National Corporation;

  - merge or consolidate Community National Corporation with another corporation; or

  - purchase or otherwise acquire all or substantially all of the properties and assets of Community National Corporation;

  the board of directors is required, in connection with the exercise of its judgment in determining what is in the best interests of Community National Corporation and its shareholders, to give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation:

  - the financial and managerial resources and future prospects of the other party;

  - the possible effects on the business of Community National Corporation and its subsidiaries and on the depositors, employees, and other constituents of Community National Corporation and its subsidiaries; and

  - the possible effects on the communities and the public interest which Community National Corporation and its subsidiaries serve.

  In evaluating any such offer, the board of directors shall be deemed to be performing its duly authorized duties and acting in good faith and in the best interests of Community National Corporation within the meaning of applicable Ohio law.

  The provision described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such a provision would be beneficial to current management in an unfriendly takeover attempt but would have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that such a provision is advantageous to shareholders in that it will require a higher level of shareholder participation and consent than currently would be required for Community National Bank and therefore would increase the discussion and understanding of any such proposal.

  Repurchase of Shares by Community National Corporation. The market for Community National Bank's shares has been somewhat limited and the bank is limited in its ability to repurchase shares of stock from its shareholders. Community National Corporation, as an Ohio corporation, may repurchase shares of Community National Corporation from its shareholders. The most significant advantage of the ability of Community National Corporation to repurchase its own shares is that Community National Corporation will be able to facilitate the market for its shares. For example, Community National Corporation will be able to purchase shares from the estates of deceased shareholders or to otherwise purchase shares, in situations management deems appropriate, from shareholders who desire to sell their shares but have been unable to locate purchasers. An important disadvantage of this ability is that Community National Corporation management could purchase shares during or in anticipation of a proxy contest or other hostile takeover attempt from shareholders who might otherwise favor the proposed action and thus render the proxy contest or other takeover attempt less likely to succeed, thereby insulating incumbent management.

  INFORMATION CONCERNING COMMUNITY NATIONAL CORPORATION

  Information About the Bank Holding Company

  Community National Corporation was incorporated under the laws of the State of Ohio on July 18, 2000 at the direction of Community National Bank's board of directors, to engage in the business of a bank holding company. At the time Community National Corporation applies to the Federal Reserve to become a bank holding company, it will also apply to become a financial holding company. CNB Interim National Bank will be formed as a national bank subsidiary of Community National Corporation. Both Community National Corporation and CNB Interim National Bank will remain dormant from their respective formations and will not begin to conduct business until the merger becomes effective. Immediately following the merger, Community National Corporation's sole asset will be 100% of the outstanding capital stock of CNB Interim National Bank.

  As a bank holding company and financial holding company, Community National Corporation has broader corporate powers than Community National Bank. Specifically, Community National Corporation may own the capital stock of banks located in Ohio and, under certain circumstances, in neighboring states; it may engage, either directly or through one or more nonbank subsidiaries, in certain nonbanking activities which are closely related to banking or that are financial in nature; and it may own up to 5% of the voting capital stock of any corporation, all subject to applicable law and regulatory provisions as described below.

  Supervision and Regulation of the Holding Company

  The following is a brief summary of certain general aspects of the governmental supervision and regulation of bank holding companies. This summary does not purport to be comprehensive and is qualified in its entirety by reference to the actual laws and regulations pursuant to which such supervision and regulation is carried out.

  Community National Corporation will, if the merger is consummated, be a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Act") and a financial holding company within the meaning of the Gramm-Leach-Bliley Act of 1999. As such, it will be registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") and will be subject to regulation by that agency. Community National Corporation will be required to file various reports with, and will be subject to examination by, the Federal Reserve.

  Before Community National Corporation may become a bank holding company under the Act, it must submit an application to the Federal Reserve and its application must be approved. Approval of Community National Corporation' s application is a precondition to consummation of the merger. The Act requires prior approval of the Federal Reserve before a bank holding company may acquire more than five percent of the voting stock or substantially all of the assets of any bank or merge or consolidate with any other bank holding company. If the effect of a proposed acquisition, merger or consolidation may be to substantially lessen competition or tend to create a monopoly, the Federal Reserve cannot approve the acquisition unless it finds that the anti-competitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served. The Act also provides that the consummation of any acquisition, merger or consolidation must be delayed until 30 days following the approval of the Federal Reserve. The Attorney General of the United States may, within this 30 day period, bring an action under federal anti trust laws, in which case the effectiveness of such approval is stayed pending a final ruling of the courts.

  The Act also provides that a bank holding company may acquire any adequately capitalized and adequately managed bank in a state other than the home state of the bank holding company, regardless of whether such transaction is prohibited by the laws of any state, so long as the bank to be acquired has been in existence for the lesser of the minimum period of time specified in the statutory law of its home state or five (5) years. For purposes of the Act, pursuant to 12 U.S.C. 215(a)(d)(1)(C), a bank that has been chartered solely for the purpose of, and does not open for business prior to, acquiring control of, or acquiring all or substantially all of the assets of, an existing bank, shall be deemed to have been in existence for the same period of time as the bank to be acquired.

  The Gramm-Leach-Bliley Act provides that a bank holding company may apply to become a financial holding company if it (1) is well-managed; (2) is well-capitalized and (3) has a Community Reinvestment Act rating of "satisfactory" or better. Community National Corporation, when it becomes a bank holding company, will meet the criteria necessary to become a financial holding company. In order to become a financial holding company under the Gramm-Leach-Bliley Act, Community National Corporation must file an election to be treated as such with the Federal Reserve and complete the applicable waiting period.

  The Act, the Federal Reserve Act and the Federal Deposit Insurance Act also subject bank holding companies and their subsidiaries to certain restrictions on any extensions of credit by subsidiary banks to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans to any borrower. Further, under the Act and the regulations of the Federal Reserve, a bank holding company and its subsidiaries are effectively prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of any property or furnishing of services.

  There are various legislative enactments and regulations pending which could affect the business of Community National Corporation. However, what other legislation might be enacted or what other regulations might be adopted, or if enacted or adopted the effect thereof, cannot be predicted.

  Liability and Indemnification of Directors and Officers

  Ohio corporate law provides, with limited exceptions, that a director may be held liable in damages for acts or omissions as a director only if it is proved by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests.

  The indemnification provisions of Ohio corporate law require indemnification of a director who has been successful on the merits or otherwise in defense of any action that he or she was a party to because he or she is or was a director of the corporation. The indemnification authorized by Ohio corporate law is not exclusive and is in addition to any other rights granted to directors.

  The regulations of Community National Corporation provides for indemnification of directors, officers, employees and agents, and such other persons as it has the power to indemnify, to the full extent permitted by Ohio corporate law. This indemnity covers all expenses actually and necessarily incurred by that person with respect to attorney's fees, judgments, decrees, fines, penalties or amounts paid in settlement, in connection with the defense of any pending or threatened criminal or civil action to which that person is or may be made a party by reason of being or having been a director, officer, employee or agent. This indemnity is conditioned on:

  - the person acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation

  - the person being adjudicated or determined not to have been judged liable for negligence or misconduct in the performance of his or her duty to the corporation, and

  - in any manner the subject of a criminal action, the person being determined to have had no reasonable cause to believe that his or her conduct was unlawful.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

  INFORMATION CONCERNING COMMUNITY NATIONAL BANK

  Information About the Bank

  Community National Bank was organized as a national banking association in 1983 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main banking office located in Franklin, Ohio and through its three branch offices located in Warren and Montgomery Counties, Ohio. In addition, Community National Bank provides normal retail banking services, including the acceptance of demand, savings, money market and time deposits and the making of various types of loans. Other services provided by Community National Bank include services such as automated teller machines, credit and debit cards, internet banking, wire transfer and direct deposit and various other services to meet the public's banking needs. The significant banking market for Franklin, which encompasses portions of Warren and Montgomery Counties, includes approximately 12 other commercial banks, two thrift institutions and four credit unions. The address of the main office of Community National Bank is 1400 East Second Street, Franklin, Ohio 45005; telephone (513) 746-1520. No changes in control of Community National Bank have occurred within the past 36 months.

  Community National Bank conducts its business from the following offices:

Name of Office		Address	Owned/Leased
1.	Main Office	1400 East Second Street	Owned
Franklin, Ohio 45005
2.	Carlisle Office	500 Central Avenue	Leased
Carlisle, Ohio 45005
3.	Springboro Office	95 Edgebrook Drive	Owned
Springboro, Ohio 45066
4.	Centerville Office	50 West Spring Valley Road	Owned
Centerville, Ohio 45458

  Each of the offices conducts all of the normal and standard business of a national bank.

  Community National Bank is not a party to any material pending legal proceedings in the conduct of their banking business or otherwise.

  Selected Financial Data

  The following selected financial data has been derived from unaudited financial statements or call reports for the years ended December 31, 1996, 1997, 1998, 1999 and 2000. The information is based on financial statements provided by Community National Bank management that contain all adjustments believed to be required to reflect financial condition and operating results fairly for the periods indicated. This data should be read in conjunction with Community National Bank's financial statements and their related notes contained in this Proxy Statement/Prospectus (see "INDEX TO FINANCIAL STATEMENTS").

	For the Years Ended December 31
	2000	1999	1998	1997(1)	1996(1)
	(In Thousands ($), Except Data Per Share)

Total Interest Income	8,158	7,494	6,877	5,934	4,897
Net Interest Income	3,825	3,803	3,238	2,833	2,373
Provision For Loan Losses	240	202	153	144	120
Other Income	787	544	393	332	343
Other Expenses	2,725	2,504	2,132	1,686	1,515
Income Tax Expenses	559	559	457	453	367
Net Income	1,088	1,082	889	882	714

Data Per Share:
Net Income	3.59	3.61	2.96	2.94	2.38
Cash Dividends	.71	.70	.59	.57	.50
Book Value	29.20	26.14	23.23	20.85	18.49

Total Assets (in Thousands)	106,086	97,882	92,092	81,570	73,091

  (1) Per Share Data adjusted to reflect 4 for 1 stock split completed December 28, 1998.

  CNB Interim National Bank is being formed to facilitate the holding company conversion and is not an operating bank; therefore, no financial information has been provided for CNB Interim National Bank.

  Market Price Information

  Community National Bank common stock is not traded on any exchange or in the over the counter market. The stock of Community National Bank may be traded without the bank having knowledge of such trades. The bank knows that there were trades in its stock during 1999 and 2000 of which it is not aware. Trading volume and prices for shares of stock in Community National Bank reported by registered securities dealers are set forth below.

Year	Total Shares Traded	High	Low
1999	8,400	$43.00	$37.50
2000	7,100	$43.00	$37.50

  On January January 15, 2001, the date immediately before the Plan and Agreement of Merger was executed, the last sale price of Community National Bank stock known to bank management was $37.00 per share.

  Supervision and Regulation of the Bank

  Community National Bank, as a national banking association, as defined under the National Bank Act, 12 U.S.C. 21 (the "Bank Act"), is regulated primarily by the Comptroller of the Currency and is also subject to various other federal and state laws. CNB Interim National Bank will also be regulated by the Comptroller of the Currency and subject to other federal and state laws and regulations to the same extent as Community National Bank, and also to regulation as a subsidiary of a registered bank holding company.

  The Bank Act permits a national banking association or a state bank to merge into a national banking association located within the same state with the approval of the Comptroller of the Currency. The transaction must be approved by a majority of the board of directors of each association or state bank, be ratified and confirmed by the affirmative vote of the shareholders of each association or state bank owning at least two thirds of its capital stock outstanding, or by such greater proportion in the case of a state bank as the state where it is organized so requires, at a meeting of the shareholders. Under the Bank Act, any shareholder who votes against the merger or who, prior to such meeting, notifies the presiding officer in writing of his or her desire to receive the cash value of the shares, may receive the value of the shares held by him or her when the merger is approved by the Comptroller, when a written request is made to the merging bank at any time before thirty days after the consummation of the merger.

  A national bank also may engage in a merger under the Bank Act with an out-of-state bank if it fulfills the requirements of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, 12 U.S.C. 1831(u) (the "Riegle-Neal Act"). The Riegle-Neal Act permits interstate branch banking and mergers so long as none of the home states of the concerned banks has enacted a law after the date of enactment of the Riegle-Neal Act, September 24, 1994, and before June 1, 1997 that expressly prohibits merger transactions involving out-of-state banks. Ohio no longer has such prohibitive bank merger laws, nor do its neighboring states of Indiana and Kentucky. Community National Corporation, however, has no current plans to acquire additional banks either within or outside of Ohio.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  The following discussion is presented to aid in understanding the financial condition and results of operations of Community National Bank. This discussion should be read in conjunction with Community National Bank's financial statements and their related notes contained in the Annual Report delivered to the shareholders with this Proxy Statement/Prospectus. In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Community National Bank's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some the factors that could cause or contribute to such differences include changes in the economy and interest rates in the nation and in Community National Bank's general market area.

  Results of Operations

  Net Income. The Bank's net income increased by $6,000, or 0.55%, in 2000 to $1,088,000 or $3.59 per share compared to $1,082,000 or $3.61 per share in 1999. Performance ratios for 2000 included a return on average assets of 1.06% and a return on average equity of 12.81%.

  Net Interest Income. Net interest income remained relatively stable increasing $22,000, or .58%, from 1999 to 2000. Factors that led to the change were increases in both the yield on average earning assets and the rates paid on average interest-bearing liabilities. This was caused by the general market trend of increasing rates throughout the latter part of 1999 and into 2000. The yield on average earning assets increased by 30 basis points (bps) while the average cost of funds increased by 61 bps. Although, net interest income remained relatively level, both the net interest rate spread and the net interest margin declined in 2000 from 1999. The decline in the net interest rate spread and net interest margin was 31bps, and 17bps, respectively. The stable level of net interest income, while the net interest spread and net interest margin declined is primarily due to changes in the mix and volume of average earning assets and average interest-bearing liabilities. Average earning assets increased by $4.6 million, while average interest-bearing liabilities increased by only $2.9 million. The growth in average earning assets was primarily centered in the higher yielding commercial loan portfolio while the majority of the growth in average interest-bearing liabilities was in higher yielding IRA and time certificates. Therefore, net interest income was able to remain stable due to the increased income from the higher yielding assets. However, the income from the higher yielding assets was not enough to offset the overall increase in volume in average earning assets and the increased rates paid on average interest-bearing liabilities.

  The table below, Average Balance Sheets and Analysis of Net Interest Income, presents additional details regarding average yields on earning assets and average rates paid on interest-bearing liabilities.

Average Balance Sheets and Analysis of Net Interest Income

	Year ended December 31,
	(Dollars in thousands)
	2000			1999
	Average	Average	Interest/	Average	Average	Interest
	outstanding	Yield/	earned	outstanding	yield/	earned/
	balance	rate	paid	balance	rate	paid

Loans (1)	$ 72,176	9.11%	$6,576	$68,391	8.90%	$6,085
Federal funds sold	4,627	6.16	285	4,407	5.01	221
Deposits in banks	136	5.88	8	100	5.00	5
Federal Reserve Bank stock	46	6.52	3	45	6.67	3

Investment securities:
Taxable	20,820	5.85	1,217	20,246	5.50	1,114
Non-taxable (2)	-		-	-		-
Total earning assets	97,805	8.27	8,089	93,189	7.97	7,428

Non-earning assets	5,631			5,158
Allowance for loan losses	(826)			(680)
Total assets	$102,610 ======			$97,667 =====

Savings deposits	12,842	3.26	419	12,991	2.92	379
NOW and money fund	12,680	3.55	450	12,602	3.06	385
IRA and time certificates	57,812	5.99	3,464	54,848	5.34	2,927
Short-term borrowings (3)	-		-	-		-
Total interest-bearing liabilities	83,334	5.20	4,333	80,441	4.59	3,691

Demand Deposits	9,459			8,692
Other liabilities	1,323			1,075
Capital	8,494			7,459
Total liabilities and capital	$102,610 ======			$97,667 ======

Net interest rate spread (4)		3.07			3.38
Net interest margin on a taxable
Equivalent basis (5)		3.84	$3,756 =====		4.01	$3,737 ======

Ratio of interest-earning assets
to interest-bearing liabilities		117.37%			115.85%

  (1) Includes nonaccrual loans, if any.

  (2) Income from tax-exempt securities is included in interest income on a taxable equivalent basis.

  (3) Short-term borrowings are limited to demand notes issued to the U.S. Treasury in connection with customer tax remittances.

  (4) The net interest spread is the difference between the average rate on total interest-earning assets and interest-bearing liabilities.

  (5) The net interest margin is the taxable-equivalent net interest income divided by average interest-earning assets.

  Other Income. Other income increased $243,000, or 44.7%, to $787,000 in 2000 from $544,000 in 1999. The increase is due to a secondary market loan program put in place 1999. Year 2000 marked the first complete year for the program. The bank has hired several mortgage loan originators who originate loans and sell them directly to the secondary market. The loans are sold without recourse and are not included in the bank's loan portfolio. Included in other income are loan brokerage fees of $276,000 and $75,000, for the respective years ended in 2000 and 1999. The bank pays a base salary for the originators and splits the commission income earned on each loan with the individual originator. The offsetting salary costs of this program are included in other expenses. The net fee income generated by this program was approximately $70,000 in 2000.

  Other Expenses. Other expense increased $221,000, or 8.8%, from 1999 to 2000. This increase was primarily due to an increase in the salary expenses of $164,000 primarily due to salary costs associated with the loan brokerage activities as well as general salary increases. A secondary factor in the increase in other expense is due to fees incurred in the implementation and maintenance of an internet banking product.

  Income Taxes. The effective tax rate was 34% in 2000 and 1999. The Bank did not recognize tax exempt income in 2000.

  Financial Condition

  Total Assets. Total assets increased $8,204,000, or 8.4%, from December 31, 1999 to December 31, 2000. The most significant changes were a $5,253,000, or 7.7%, increase in net loans from $67,996,000 to $73,249,000, and a $1,815,000, or 103.4%, increase in premises and equipment, net of accumulated depreciation, from $1,755,000 to $3,570,000. Other increases from 1999 to 2000 include cash from correspondent banks by $648,000, or 19.8%, other real estate owned by $146,000, or 221.1%, and other assets by 174,000, or 20.6%. Investment securities, including federal funds sold and deposits in banks, increased $168,000, or .7% from 1999 to 2000.

  The primary growth in loans was centered in the mortgage loans secured by real estate which increased 7.8% from $61,810,000 to 66,661,000. The cause of the growth continues to be general economic expansion in the Bank's primary market area. The commercial loan portfolio experienced a modest decline from $3,458,000 in 1999 to $3,325,000 in 2000. Installment loans increased from $3,489,000 in 1999 to $4,164,000 in 2000.

  The increase in premises and equipment is due to the construction in process of a branch office in Springboro, Ohio, which will replace the current leased location in Springboro.

  The increase in cash from correspondent banks is a temporary increase. The balance was reduced to the approximate level of previous years in the first few days of 2001.

  Other real estate owned increased due to the foreclosure of a loan and the acquisition of the real estate property in late 2000.

  The increase in other assets was due primarily to an increase in accrued interest on loans of $115,000. This is the result of the increased volume and the increased yields of the loan portfolio.

  Deposits. Deposits increased $6,993,000, or 7.9%, to $95,495,000 at December 31, 2000, from $88,502,000 in 1999. Noninterest-bearing demand deposits increased $1,530,000, or 16.2% and interest-bearing deposits increased $5,463,000, or 6.9%, net of a decrease in time deposits over $100,000 of $951,000. The Bank's strategy is to competitively price deposit products in the markets served with an emphasis on growing its lower-priced core deposit products.

  Premises and Equipment. Expenditures for premises and equipment in 2000 included approximately $1,872,000 of construction in process for a new branch office in Springboro, Ohio. This branch will replace the current Springboro branch, which is in a leased building. The estimated completion date is March of 2001. Additional expenditures of $75,000 were incurred in 2000 for various office equipment, computer hardware and computer software.

  The Bank operates with four branch offices of which two are owned and two are leased. The Carlisle and Springboro branches are occupied under operating leases. The aggregate lease expense for the two branches was $34,000 in 2000. The Springboro lease expires in February 2001. The lease contains a renewal option but is not expected to be renewed when the new branch is completed. The Carlisle lease, which expires in November 2001, has a three year renewal option.

  Allowance for Loan Losses. The allowance for loan losses is $897,000 or 1.21% of total loans at December 31, 2000, compared to $756,000 or 1.10% of total loans at December 31, 1999. The following table summarizes the activity in the allowance account for the past two years ($000s):

	2000	1999

Balance- Beginning of year	$756,000	617,000

Loans charged off:
Commercial and industrial	53,000	6,000
Commercial, secured by real estate	-	-
Residential real estate	6,000	7,000
Consumer, excluding credit card	48,000	65,000
Agricultural	-	-
Credit card	-	-
Other	-	-
Total Loans charged off	107,000	78,000
Recoveries:
Commercial and industrial	-	6,000
Commercial, secured by real estate	-	-
Residential real estate	-	-
Consumer, excluding credit card	8,000	9,000
Agricultural	-	-
Credit card	-	-
Other	-	-
Total Recoveries	8,000	15,000
Net charge-offs	99,000	63,000
Provision charged to operations	240,000	202,000
Balance - End of year	$897,000 =======	756,000 ======

  No significant loan losses were incurred during the past two years. The amount of loans on nonaccrual status amounted to $370,000 and $18,000 at December 31, 2000 and 1999, respectively. The December 31, 2000 and 1999 loans 90 days or more past due and still accruing interest were $908,000 and $349,000 respectively. The Bank had property acquired through foreclosure at December 31, 2000 and 1999 of $212,000 and $66,000, respectively.

  In addition to historic charge-off percentages, to determine an adequate allowance for loan losses at December 31, 2000, the Bank took into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Two borrowers make up $359,000 of the nonaccrual amount at December 31, 2000. Both loans are in foreclosure with no significant losses expected. Both loans have been considered in the loan loss analysis and are considered to be adequately reserved. The Bank also considered loans past due 90 days or more at December 31, 2000, compared to a year ago. Of $908,000 past due greater than 90 days, one borrower's balance of approximately $490,000 was brought current in January 2001 and another borrower with a balance of approximately $100,000 repaid the loan in January 2001. Finally, the Bank is in process of foreclosure with a third borrower with a balance of $136,000. The Bank does not anticipate a loss on this loan. The remaining principal balance of loans 90 days or more past due at December 31, 2000 was not significant.

  Liquidity. Liquidity is the ability to have funds available at all times to meet the commitments of the Bank. Asset liquidity is provided by cash and assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash and deposits in banks, and federal funds sold. Liquidity is also provided by access to core funding sources which are primarily core depositors in the Bank's trade area. The Bank does not actively solicit brokered deposits as a funding source, although approximately $400,000 were purchased during 2000 to match against funding for interest rate risk purposes. The liquidity of the Bank is enhanced by the fact that 93.1% of total deposits at December 31, 2000 were "core" deposits. Core deposits, for this purpose, are defined as total deposits less public funds and certificates of deposit greater than $100,000.

  At December 31, 2000, the Banks' liquid assets were $7,019,000 or 6.6% of total assets, up from $6,171,000, or 6.3% at December 31, 1999. Secondary sources of liquidity include the Banks' ability to sell loan participations, purchase federal funds, and maintain a $5 million line of credit with the Federal Reserve Bank of Cleveland for short-term funding needs. Management closely monitors the level of liquid assets available to meet ongoing funding needs. It is management's intent to maintain adequate liquidity so that sufficient funds are readily available at a reasonable cost. Loans to deposits remained a steady 77.6% and 77.7%, at December 31, 2000, and 1999, respectively. The Bank has not experienced liquidity or operational problems as a result of the current liquidity levels.

  Capital Resources. As of December 31, 2000, commitments for capital expenditures were approximately $450,000. Commitments to extend credit at December 31, 2000, amounted to $6.8 million and are more fully described in the Annual Report delivered to the shareholders with this Proxy Statement/Prospectus. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Scheduled repayments of existing loans and maturities of investment securities are expected to provide the necessary funds for loan commitments.

  The Bank is required by banking regulators to meet certain minimum levels of capital adequacy. These are expressed in the form of certain ratios. Capital is separated into Tier I capital (essentially shareholders' equity less goodwill and other intangibles) and Tier II capital (essentially the allowance for loan losses limited to 1.25% of risk-weighted assets). The first two ratios, which are based on the degree of credit risk in the Banks' assets, provide for weighting assets based on assigned risk factors and include off-balance sheet items such as loan commitments and stand-by letters of credit. The ratio of Tier I capital to risk-weighted assets must be at least 4.0% and the ratio of Total capital (Tier1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8.0%. The capital leverage ratio supplements the risk-based capital guidelines. Banks are required to maintain a minimum ratio of Tier 1capital to adjusted quarterly average total assets of 3.0%. A summary of the regulatory capital of the Bank at December 31 follows ($000's):

	2000	1999
Regulatory Capital:
Shareholders' equity	$8,857	7,841

Tier 1 risk-based capital	8,857	7,841
Eligible allowance for loan losses	835	754
Total risk-based capital	$9,692 =====	8,595 =====

Capital Ratios:
Total risk-based	14.5%	14.2%
Tier 1 risk-based	13.3%	13.0%
Tier 1 leverage	8.3%	7.9%

  The FDIC, as the insurer of deposits in financial institutions, has adopted a risk-based insurance premium system based in part on an institution's capital adequacy. Under this system, a depository institution is required to pay successively higher premiums depending on its capital levels and its supervisory rating by its primary regulator. It is management's intention to maintain sufficient capital in the Bank to maintain a "well capitalized" designation (the FDIC's highest rating).

  Year 2000 Compliance

  The Year 2000 problem existed because many computer operating systems and programs utilized two digits rather than four digits to define years for computer calculations. After December 31, 1999, any computer recognizing a two digit date may have incurred system failure or miscalculated date sensitive information. This could have been a particular problem for financial institutions, since many financial transactions, such as interest accruals and payments, are date sensitive. It may also have affected the operations of third parties with whom the Bank does business, including vendors, suppliers, utility companies and customers.

  The Bank addressed these challenges by adopting the FFIEC's five-step approach of Awareness, Assessment, Renovation, Validation and Implementation as its guidelines to verify compliance. At December 31, 1999, the Bank had completed all phases.

  No operational problems, issues or expenditures were incurred during the course of the year ended December 31, 2000 which were related to Year 2000 concerns nor does management anticipate any throughout 2001.

  Quantitative and Qualitative Disclosures About Market Risk

  Market Risk. The Bank's primary earnings source is net interest income which is the difference between the interest income and fees earned on loans and investments and the interest expense paid on deposits and other liabilities. The relationship between interest earned and interest paid is subject to volatility of interest rates. This is known as market risk and/or interest rate risk. Interest rate risk can be further defined as the risk to earnings or capital arising from movements in interest rates. The Bank attempts to mitigate this risk through asset/liability management strategies designed to decrease the vulnerability of its earnings and capital to material and prolonged changes in interest rates. The Bank does not use derivatives such as interest rate swaps, caps or floors to hedge this risk and has not entered into any market risk instruments for trading purposes. The Bank's Asset and Liability Management Committee ("ALCO") uses both an economic perspective and an earnings perspective for measuring and managing interest rate risk. The economic perspective, also known as Economic Value of Equity or Market Value of Equity analysis, utilizes market values to measure the sensitivity of a portfolio. This method calculates a market value based on estimated future cash flows. The cash flows are then discounted to a present value utilizing prevailing market rates. This perspective focuses on how the economic value of all the bank assets, liabilities, and interest-rate-related instruments change with movements in interest rates. The earnings perspective, quantified by use of a net interest income exposure rate shock model, measures the affect of repricing mismatches on net interest income.

  Economic Perspective- Market Value of Equity. The market values of earning assets and liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. Generally, the value of fixed rate instruments fluctuate inversely with changes in interest rates. If the Bank were to invest funds in a fixed rate long-term asset and then interest rates rise, the asset is worth less because the older asset pays less interest than the new asset. Correspondingly, if interest rates decline after a fixed rate asset was acquired, its value increases. For interest bearing liabilities, decreases in market rates will adversely affect market value because the Bank must continue to pay the higher rate until the end of the term. However, because the amount of fixed rate liabilities is less than fixed rate assets and the maturities are significantly shorter, the fluctuation of market value is not as severe. Additionally, increases and decreases in market rates could also affect the average life of the loan portfolio which can not only affect market value but also adversely impact net interest income. If market rates increase, then the average life of the portfolio will normally also increase. This is because prepayments will slow down due to the fact that prevailing market rates are higher than the current rate on the loan. Net interest income could be affected if the cost of interest-bearing liabilities increases while the yield on the earning assets remains steady. Likewise, in periods of decreasing interest rates, the average life of loans may be shortened due to increased prepayment activity which results in investing interest earning assets into lower yielding instruments.

  The Bank utilizes a computerized model to calculate the market values of its portfolio. The model then evaluates the potential change in market value of the portfolio, which would result from an instantaneous and sustained interest rate change of plus or minus 200 basis points, in 50 basis point increments. The market value of equity is merely the difference in calculated market values of earning assets minus the calculated market values of interest-bearing liabilities. As stated above the market value is calculated based on estimated future cash flows of loans and deposits discounted to a present value utilizing prevailing market rates. The present value of securities is determined by pricing each security based on published market rates. Future cash flows for fixed rate loans are estimated based on contractual payments adjusted for expected prepayments under the current market rate environment. Future cash flows for adjustable rate loans consider any restrictions on the amount the interest rate can adjust (caps/floors). Future cash flows for deposit liabilities without contractual maturities such as NOW, Money Market and savings accounts, and transaction accounts are estimated based on an analysis of forecasted account run-off that takes into consideration the relatively stable nature of these core deposits.

  At December 31, 2000, the market value of equity would be affected as follows given an instantaneous and sustained interest rate change in basis points:

		Percent Change from
Change in Interest Rates	Market Value of	12/31/00 Market
in Basis Points	Equity (MVE) 000's	Value Equity

-200	14,181	-1.95%
-150	14,422	-.28%
-100	14,584.84%
-50	14,633	1.18%
12/31/00 calculated MVE	14,462	0.00%
50	14,376	-.60%
100	14,226	-1.63%
150	14,112	-2.42%
200	13,947	-3.56%

  The overall exposure to interest rate fluctuations of the market value equity at December 31, 2000 is not significant and is well within the set guidelines of the ALCO of Community National. Those guidelines suggest the tolerable level of change from varying interest rate scenarios be no more than -12% of the current market value equity.

  Earnings Perspective-Net Interest Income Exposure. As stated above, the fluctuation of interest rates can have a significant affect on net interest income. This is due to the fact that as interest rates change, the changes do not occur equally between the rates of interest earned and interest paid. This is due to the varying contractual terms of the assets and liabilities held. One of the means of monitoring this risk is a gap analysis which provides a point-in-time measurement of the relationship between the amounts of interest rate sensitive assets and liabilities in a given time period. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If liabilities mature or reprice to a greater extent than assets, net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Conversely, if liabilities mature or reprice more slowly or to a lesser extent than assets, net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. The calculated gap can then be measured in total dollar exposure to net interest income.

  The Bank utilizes a model to measure this potential change in net interest income. The model is similar to the market value of equity described above in that it utilizes the same set of interest rate scenarios (+/- 200 basis points). It also utilizes the same cash flow and market rate assumptions with one exception. All interest-bearing nonmaturity deposits (NOW, Money Market, and savings) are assumed to be immediately repriceable. The net interest income is projected for the next twelve months assuming a stable balance sheet size and mix. The projected net interest income is then subjected to various interest rate scenarios. The fluctuation of the projected net interest income depends on the resulting gap of each time frame.

  At December 31, 2000, the projected net interest income over the next 12 months would be affected as follows given an instantaneous and sustained interest rate change in basis points:

			Percent Change
Change in Interest	Net Interest Income	Dollar	from Projected Net
Rates in Basis Point	(NII) 000's	Change 000's	Interest Income

-200	3,363	185	5.81%
-150	3,331	153	4.80%
-100	3,291	112	3.54%
-50	3,244	65	2.05%
Projected NII	3,178	0	0.00%
50	3,210	32	0.99%
100	3,239	61	1.91%
150	3,265	87	2.72%
200	3,292	113	3.56%

  As noted by this table, the Bank does not have a significant fluctuation of net interest income in either direction of projected interest rate scenarios with the next 12 months. This is largely due to a significant portion of variable rate mortgage loans which will be repricing within the next 12 months.

  MANAGEMENT OF COMMUNITY NATIONAL BANK AND

  COMMUNITY NATIONAL CORPORATION

  Directors and Executive Officers

  The reorganization of Community National Bank into a holding company structure is simply a change in the legal structure of the present business of Community National Bank and is not meant to cause a change in any of the present management or business policies of Community National Bank. Community National Bank will continue to serve all of its shareholders, depositors and other customers as it has in the past.

  Community National Corporation has the same directors as Community National Bank. However, the board of directors of Community National Corporation is divided into two classes of directors with overlapping terms. Class I will serve an initial one-year term and Class II will serve a two-year term. Commencing with the first annual meeting of the shareholders of Community National Corporation, each class whose members are to be elected will thereafter be elected to serve a two-year term. The Directors and Officers of Community National Corporation are:

  DIRECTORS

CLASS I	CLASS II
Robert L. Campbell	Donald G. Burns
James L. Gross, Jr.	W. Leslie Earnhart
Stanley E. Kolb	T.C. Garland
Paul J. Scheuermann

  EXECUTIVE OFFICERS

  Chairman: Donald G. Burns

  President: Paul J. Scheuermann

  Secretary: James L. Gross, Jr.

  Treasurer: Jay A. Lees

  The following table sets forth information as to each person who currently serves as a director or executive officer of Community National Bank and who also will serve as a director of Community National Corporation following the merger, and as to all such directors and executive officers as a group, as well as the number of shares of Community National Bank beneficially owned by each as of December 31, 2000. The number of shares listed for each person includes shares held in the name of spouses, minor children, certain relatives, trusts or estates whose share ownership, under the beneficial ownership rules of the Securities and Exchange Commission, is to be aggregated with that of the director or officer whose stock ownership is shown. Following the merger, all percentage amounts as to Community National Corporation ownership will remain unchanged from percentage amounts as to Community National Bank ownership.

					Shares of Common Stock of Community National Bank Beneficially Owned on December 31, 2000
Name and Principal Occupation During Past Five Years	Position With Community National Bank	Director Since	Position With Holding Company	Age	Number	Percent of Class
Donald G. Burns, Retired Physician	Chairman	1983	Chairman	70	25,169(1)	6.70%
Robert Campbell, Retired (Farmer)	Director	1983	Director	67	6,092(2)	2.01%
W. Leslie Earnhart, Retired (Sand and gravel company)	Director	1983	Director	80	5,816	1.92%
T. C. Garland, Physician	Director	1983	Director	68	11,971(3)	3.95%
James L. Gross, Jr., President, Lumber Company	Director	1997	Director, Secretary	52	14,937(4)	4.92%
Stanley E. Kolb, Attorney	Director	1983	Director	68	11,027(5)	3.64%
Paul J. Scheuermann, Banking	President, Director	1994	President, Director	41	2,336(6)	0.77%
Jay A. Lees, Banking	Senior Vice President	N/A	Treasurer	57	1,000	0.33%
Nicholas Notto, Banking	Vice President	N/A	N/A	52	100	0.03%
Stephen R. Harding, Banking	Vice President	N/A	N/A	30	20	- -
All directors and executive officers as a group (10 persons)	--	--	--		78,472	25.87%

  (1) Includes 2,337 shares owned by Dr. Burns' spouse and 2,000 shares owned by Dr. Burns' IRA

  (2) Includes 5,081 shares owned by Mr. Campbell's spouse and 406 shares owned by Robert L. Campbell Farms, an Ohio corporation, owned by Mr. Campbell

  (3) Includes 1,829 shares owned by the Patricia R. Garland Revocable Living Trust of which Dr. Garland is a trustee.

  (4) Includes 3,861 shares owned by Mr. Gross's spouse, 508 shares owned by Mr. Gross's minor child and 406 shares owned by ERFOLG Realty Co. L.P. of which Mr. Gross is a partner.

  (5) Includes 9,000 shares owned by Mr. Kolb's spouse and 1,327 shares owned by Mr. Kolb's IRA.

  (6) Includes 1,016 shares owned by Mr. Scheuermann's spouse, 610 shares owned jointly by Mr. and Mrs. Scheuermann and 304 shares owned by Mr. Scheuermann's IRA.

  All persons referred to in the previous table as currently being directors or officers of Community National Bank will continue to hold similar positions with the resulting bank after the merger is effective.

  Executive Compensation

  The following table sets forth information concerning the compensation of the Chief Executive Officer. No other executive officer of Community National Bank had aggregate cash compensation for the year ended December 31, 2000 in excess of $100,000, including any cash bonuses.

		Annual Compensation		Long Term Compensation
Name	Fiscal Year	Salary($)	Bonus($)	Securities Underlying Options Granted	Restricted Stock Awards	All Other Compensation($)(1)
Paul J. Scheuermann, President	2000	110,000	15,483	n/a	n/a	1,928
	1999	99,892	12,234	n/a	n/a	6,459
	1998	92,338	14,235	n/a	n/a	6,392

  (1) All Other Compensation includes, for each year reported, $180 paid for insurance premiums with respect to term life insurance for the benefit of Mr. Scheuermann. Other Compensation also includes $1,748 in Community National Bank contributions to Mr. Scheuermann's 401(k) in 2000; $6,279 in such contributions in 1999; and $6,212 in such contributions in 1998.

  The aggregate cash compensation paid to all executive officers of Community National Bank (four persons) during the year ended December 31, 2000 was $348,589.

  The board of directors met approximately 15 times during the fiscal year ended December 31, 2000. Each incumbent director attended at least 86.67% of the total number of board meetings and over half of the directors attended 100% of the total number of meetings.

  Each director of Community National Bank receives $750 for each board meeting attended. It is not anticipated that Community National Corporation will compensate its directors for attendance at Community National Corporation board meetings beyond the compensation received by such persons as directors of Community National Bank.

  CERTAIN BENEFICIAL OWNERS

  Under Rule 13(d) of the Securities Exchange Act of 1934, a beneficial owner of a security is any person who directly or indirectly has or shares voting power or investment power over such security. Such beneficial owner under this definition need not enjoy the economic benefit of such securities. The shareholders (or group as that term is used in Rule 13d-3) are deemed to be beneficial owners of 5% or more of the common stock of Community National Bank as of December 31, 1999.

Title of Class	Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percent of Class
Common	Cede & Co.	48,078	15.85%
	55 Water Street
	New York, NY 10041
Common	Deborah Fletcher	25,152	8.29%
	5500 Terrace Creek Drive
	Dayton, Ohio 45459
Common	Donald G. Burns	25,169	8.30%
	7060 Middlemoor Lane
	Middletown, OH 45042

  COMMON STOCK MARKET INFORMATION AND DIVIDEND DATA

  There is currently no established public trading market for Community National Bank common stock. It is anticipated that shareholder liquidity will be increased by the conversion of Community National Bank into a holding company structure, and, although there are no assurances that Community National Corporation will be able to do so, management of Community National Corporation expects to take steps in the future to enhance its shareholders' ability to trade Community National Corporation common stock.

  Because the bank is not public, the stock of Community National Bank often trades without the bank having knowledge of the trade. The bank knows that there were trades in its stock during 1999 of which it was not aware. The trades that it is aware of from the market makers in the Bank's stock are those outlined. Trade prices for shares of stock in Community National Bank traded in 1999 and 2000, reported through registered securities dealers, are set forth below The prices given are interdealer without retail markups, markdown or commissions.

Year	High	Low
2000	$43.00	$37.50
1999	$43.00	$37.50

  The Community National Bank common stock was held of record by approximately 200 persons as of March 1, 2001. Immediately following consummation of the merger, Community National Corporation will have the same number of shareholders as Community National Bank had immediately prior to the merger except to the extent any shareholders elect to exercise dissenters' rights due to the conversion. Assuming there are no dissenting shareholders, the number of outstanding shares of Community National Corporation will be exactly two (2) times the number of shares as that of Community National Bank, or 613,072, and each shareholder's percentage ownership interest in Community National Corporation after the merger will be identical to his or her percentage ownership interest in Community National Bank prior to the merger.

  During the fiscal years ended December 31, 1998, 1999 and 2000, Community National Bank has paid dividends annually, as set forth in the following table:

Period Ended	Dividend Paid Per Share
1998	$0.59(1)
1999	$0.70
2000	$0.71(2)

  ____________________

  (1) Adjusted for four for one stock split completed December 28, 1998.

  (2) Payable as a cash dividend or as stock dividend, whole shares only, based on $37.00 per share price.

  It is expected that Community National Corporation will continue to pay dividends on a similar schedule, to the extent permitted by the business and other factors beyond management's control.

  The Community National Corporation may, in its sole discretion, issue unaudited quarterly or other interim reports to its shareholders as it deems appropriate.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In the ordinary course of conducting its banking business, Community National Bank may engage in banking transactions with the employees, directors and managers of Community National Bank which may include, but not be limited to, loans. As required by and in compliance with national banking law, all banking transactions with Community National Bank employees, directors and managers are conducted on the same basis and terms as would be provided to any other customer of Community National Bank.

  Except where quantified below, no amounts of these related transactions exceeded $60,000 in calendar 2000. In addition, as required by national banking law, each of these transactions was made on terms similar to those that could have been negotiated with an unaffiliated third party.

  As of December 31, 2000, SKE Development, Ltd., of which Lisa Scheuermann, the wife of Paul Scheuermann, is a partner, had a loan in the amount of $425,000 for the purpose of developing residential properties. Additional loans for each property developed are anticipated.

  As of December 31, 2000, Mr. and Mrs. James L. Gross, Jr. held a line of credit in the amount of $400,000 for the purpose of developing residential properties.

  As of December 31, 2000, Paul J. Scheuermann had a loan in the amount of $75,000 relating to the purchase of a residential building lot.

  As of December 31, 2000, Dr. T.C. Garland had a loan in the amount of $96,000 relating to the purchase of a condominium unit.

  During 2000, Community National Bank retained Mr. Stanley E. Kolb's services as an attorney in connection with various matters arising in the ordinary course of the bank's business. The total amount paid to Mr. Kolb in exchange for these services amounted to $36,000 as of December 31, 2000.

  LEGAL MATTERS

  Certain legal matters will be passed upon for Community National Corporation by Dinsmore & Shohl LLP, its special counsel, 1900 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.

  EXPERTS

  The principal accountant selected for the current year by the board of directors is J.D. Cloud & Co., LLP, 1100 Mercantile Center, 120 East Fourth Street, Cincinnati, Ohio. A representative of the principal accountant will be present at the annual shareholders meeting and will be available to respond to appropriate questions

  OTHER BUSINESS

  It is not anticipated that any other business will arise during the annual meeting as the management of Community National Bank has no other business to present and does not know that any other person will present any other business. However, if any other business should be presented at the meeting, the persons named in the enclosed proxy intend to take such action as will be in harmony with the policies of the management of Community National Bank.

  By Order of The board of directors

  Dated: ____________

  To assure that your shares are represented at the meeting, please complete, date, sign and mail promptly the enclosed proxy, for which a return envelope is provided.

  APPENDIX A TO PROXY STATEMENT

  PLAN AND AGREEMENT OF MERGER

  This Plan and Agreement of Merger, dated as of January 16, 2001, is hereby entered into by and between The Community National Bank, Franklin, Ohio, a national banking association organized and existing under the laws of the United States, whose address is 1400 East Second Street, Franklin, Ohio, 45005 ("Bank"), and Community National Corporation, a corporation formed under the General Corporation Law of the State of Ohio ("Holding Company"). In addition, as soon as reasonably and legally possible Holding Company will form, as a wholly-owned subsidiary, a new national banking association organized and existing under the laws of the United States under the name CNB Interim National Bank ("Interim Bank"), which will upon such formation become a party to this Agreement and to the Agreement of Merger attached hereto and made a part hereof as Exhibit A. All obligations of the Interim Bank will, until properly assumed by it by its execution of this Agreement, be made and assumed on its behalf by Holding Company. Bank, Holding Company and Interim Bank are herein sometimes referred to collectively as the "Parties", and individually as a "Party".

  W I T N E S S E T H:

  WHEREAS, Holding Company will, upon the formation of Interim Bank be the owner of all the outstanding shares of the capital stock of Interim Bank;

  WHEREAS, the Parties desire and contemplate that on the Closing Date (as hereinafter defined) Bank shall merge with and into Interim Bank, with Interim Bank as the corporation surviving, pursuant to the Agreement of Merger attached hereto and made a part hereof as Exhibit A (the "Agreement of Merger" or "Merger Agreement"), and thereupon Interim Bank, as successor to Bank shall commence business as a bank under the name The Community National Bank in Warren County, Ohio;

  WHEREAS, upon the consummation of the merger contemplated by the Agreement of Merger (the "Merger") the shares of the outstanding common stock, par value $2.50 per share, of Bank (other than those held by dissenting shareholders) "Bank common stock") shall be converted into newly issued shares of the common stock without par value of Holding Company at the rate of two (2) shares of the common stock of for each share of Community National common stock issued and outstanding on the effective date of the Merger, and immediately after the Closing Date, Holding Company will own all of the outstanding shares of Interim Bank, and the former shareholders of Bank will own all of the outstanding shares of common stock of Holding Company; and

  WHEREAS, this Agreement and the Agreement of Merger (collectively the "Agreements"), and the transactions and other acts respectively contemplated thereby, have been authorized and approved by the Boards of Directors of Bank and Holding Company, and upon its formation by the Board of directors of Interim Bank.

  NOW, THEREFORE, Bank, Holding Company and Interim Bank agree as follows:

  A. The Closing Date

  The transactions contemplated by this Agreement shall be consummated and the "Closing" shall occur upon the satisfaction of all conditions to Closing on a date mutually agreed upon by the Parties (the "Closing Date").

  B. Efforts Prior To The Closing

  The Parties will each use all reasonable efforts to cause the Closing to occur and the conditions set forth in Section D hereof to be satisfied with all reasonable dispatch, and none of them will undertake any course of action inconsistent with such intended result.

  C. The Closing

  Upon the Closing, Holding Company will issue to such person or persons as Bank shall designate in writing the shares of Holding Company's common stock, without par value, ("Holding Company Common") necessary to consummate the merger under the Agreement of Merger.

  From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank common stock shall surrender such certificate or certificates to Bank and shall receive in exchange therefor, in respect of the certificate or certificates so surrendered, a certificate or certificates representing the number of shares of Holding Company Common into and for which the shares of Bank common stock theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

  Until surrendered pursuant to the provisions hereof, each certificate or certificates theretofore representing shares of Bank common stock shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Holding Company) to represent the number of shares of Holding Company into and for which the shares of Bank common stock theretofore represented thereby shall have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

  No dividends or other distributions, if any, payable to the holders of shares of Holding Company Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank common stock; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank common stock pursuant to the provisions hereof, there shall then be paid to the record holders of a certificate or certificates for shares of Holding Company Common issued in exchange therefor the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Holding Company Common to holders of record of shares of Holding Company Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Holding Company Common represented thereby.

  D. Conditions Precedent

  The obligations of each of the Parties to cause the transactions respectively contemplated by this Agreement, the Agreement of Merger and thus the Closing to occur, shall be subject to the satisfaction of the following conditions except as such Party may waive the same in writing in accordance with Section E hereof:

  (1) Action by Comptroller of the Currency. At or prior to the Closing, the Comptroller of the Currency, the head of the federal government agency that regulates national banks, shall have:

  (a) approved in final form the incorporation and formation of Interim Bank as a national banking association under and pursuant to the laws of the United States; and

  (b) approved this Agreement and the Agreement of Merger, as well as the Merger contemplated thereby, in accordance with the applicable laws of the United States;

  and each such approval shall be in full force and effect at the Closing Date.

  (2) Orders by the Board of Governors of the Federal Reserve System. At or prior to the Closing, the Board of Governors of the Federal Reserve System (i) shall have granted Holding Company's application for approval to become a bank holding company pursuant to Section 3(a)(1) of the Bank Holding Company Act of 1956, as amended, and consummation of the transactions contemplated by this Agreement shall be in compliance with such approval, which shall be in full force and effect at the Closing.

  (3) Bank Shareholder Approval. This Agreement and the Agreement of Merger shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank common stock entitled to vote on the proposal to so approve such Agreements.

  (4) Securities Law Compliance. The Shares of Holding Company's common stock to be issued to the holders of Bank common stock upon the consummation of the merger in exchange for their shares of Bank common stock shall be duly registered under the Securities Act of 1933, as amended, under a registration statement on Form S-4 and in accordance with the terms and conditions of the regulations of the Securities and Exchange Commission, and also properly registered or otherwise qualified under all other applicable state securities laws, as legally required, and no stop order shall be in effect under any such federal or state securities law.

  (5) Tax Consequences. At or prior to the Closing, the Parties shall be confident that for Federal income tax purposes (a) the Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, (b) no gain or loss will be recognized by any shareholder of Bank upon the exchange of Bank common stock for Holding Company common stock in the Merger, (c) the basis of Holding Company common stock so received by a Bank shareholder upon the Merger will be, in the hands of such shareholder, the same as the basis of Bank common stock surrendered in exchange therefor, and (d) the holding period of Holding Company common stock thus received by a shareholder of Community National will include the holding period of the shares of Bank common stock surrendered in exchange therefor provided that such shares are capital assets in the hands of the shareholders.

  (6) Shareholders Dissent. The shareholders of Bank shall have taken the action contemplated by paragraph D(3) herein and the holders in the aggregate of not more than 15,327 shares (5% of the 306,536 total outstanding shares) of Bank common stock (or such lesser number as may be required to comply with any conditions or requirements imposed by the Comptroller of the Currency or the Board of Governors of the Federal Reserve System) shall have either voted against the Merger or given notice in writing at or prior to the meeting at which the Merger was ratified and confirmed that they dissent from the Merger, in accordance with applicable law.

  (7) Litigation. On the Closing Date there shall be no court order in effect enjoining or preventing consummation of any of the transactions contemplated by this or any of the other Agreements; and there shall be no litigation, governmental investigation or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of any of the transactions contemplated by this or any of the other Agreements or otherwise claiming that such consummation is improper and which the Board of directors of Bank shall in good faith determine, with advice of counsel, (i) has a reasonable likelihood of being successfully prosecuted, and (ii) if successfully prosecuted, would materially and adversely affect the benefits intended for the shareholders of Bank under this Agreement.

  (8) Opinion of Counsel. Dinsmore & Shohl LLP shall be prepared to deliver to the Parties its opinion, dated the Closing Date, to the effect that (i) Holding Company and Interim Bank both are duly incorporated, validly existing and in good standing, and have all requisite power and authority to own properties and conduct the business herein contemplated to be owned and conducted by each of them after the Closing Date, under, in each case, the laws of each corporation's state of incorporation; (ii) each of the Agreements, as well as the transactions respectively contemplated thereby, have been duly authorized and approved by all requisite corporate action on the part of each of the respective parties thereto; (iii) the Merger has become effective pursuant to all applicable federal laws and all applicable laws of the State of Ohio, and upon becoming effective each of the outstanding shares of Bank common stock (excluding shares held by those shareholders of Bank who perfected their rights as dissenting shareholders under applicable federal law) was converted into two (2) shares of Holding Company common stock as contemplated by the Merger Agreement; and (iv) all of the outstanding shares of Holding Company common stock are duly authorized, validly issued, fully paid and non-assessable. Dinsmore & Shohl LLP shall also be prepared to give all such other written opinions at Closing Date as any of the Parties reasonably may request.

  (9) Board of directors of Holding Company. Upon the Closing, the Board of directors of Holding Company shall consist of such persons as shall have been elected by the initial shareholders of Holding Company.

  (10) Holding Company Articles. Prior to Closing, Holding Company shall not have amended its Articles of Incorporation to other than the form set forth in Exhibit B attached hereto and made a part hereof except to eliminate cumulative voting rights. (Also attached hereto as a part of Exhibit B but not subject to any restriction on amendment are the Code of Regulations of Holding Company).

  (11) Holding Company Common Stock. The Shares of common stock into which the Shares of common stock of Bank will be converted upon the consummation of the merger shall be validly issued and outstanding fully paid and non-assessable.

  E. Miscellaneous

  (1) Termination. This Agreement may be terminated and the Agreement of Merger may be terminated and abandoned prior to the Closing, either before or after the meeting of Bank's shareholders herein provided for: (a) by mutual consent of the Parties, authorized by their respective Boards of Directors; or (b) by written notice from any Party to the other Parties, authorized by the Board of directors of the Party giving such notice, if any of the other Parties shall have breached in any material respect any of the obligations hereunder and such breach shall not have been abated; or (c) by written notice from Bank to the other Parties, authorized by the Board of directors of Bank if the Closing shall not have occurred by June 30, 2001.

  (2) Waiver and Amendment. Any of the provisions of the Agreements may be waived at any time by any Party which is, or the shareholders which are, entitled to the benefit thereof upon the authority of the Board of directors of such Party, provided that as to such waiver after the last vote of the shareholders of such Party with respect to the Agreements, such waiver shall not, in the judgment of the Board of directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements. Any of the provisions of the Agreements may be modified at any time prior to or after the vote hereon (or thereon as the case may be) of shareholders of any Party, by agreement in writing approved by the Board of directors of each Party thereto and executed in the same manner (but not necessarily by the same persons) as such Agreement so to be modified, provided that such modifications after the last vote of the shareholders of a Party hereon shall not, in the judgment of the Board of directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements.

  (3) Delegation. To the extent permitted by law, the powers of the Board of directors of each Party under and with respect to this Agreement may be delegated by such Board of directors (which, whenever referred to herein shall be understood to include the Executive Committee of such Board, if any) to any officer or officers of such Party, and any notices, consents or other action referred to in this Agreement to be given or taken by any Party may be given or taken on its behalf by any officer so authorized.

  (4) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts taken together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers, as of the date set forth above.

Attest:	The Community National Bank
("Bank")
______________________________
By: /s/Paul J. Scheuermann
Its: President

Community National Corporation
("Holding Company")
_______________________________
By: /s/Paul J. Scheuermann
Its: President

  CNB Interim National Bank hereby agrees to and assumes all the obligations and agreements contained herein which were agreed to and assumed on its behalf by Community National Corporation.

  CNB Interim National Bank ("Interim Bank")

  By: ______________________________________

  Date: ______________________________________

  APPENDIX A-1 TO

  PROXY STATEMENT

  AGREEMENT OF MERGER

  THIS AGREEMENT OF MERGER, dated as of __________, 2001, by and among CNB INTERIM NATIONAL BANK ("CNB"), THE COMMUNITY NATIONAL BANK ("Bank"), and COMMUNITY NATIONAL CORPORATION ("Parent"), an Ohio corporation;

  W I T N E S S E T H:

  WHEREAS, Bank is a banking association organized under the laws of the United States, being located at 1400 East Second Street, Franklin, County of Warren, in the State of Ohio, with a capital of $____________, divided into ___________ shares of common stock, each of $2.50 par value, surplus of $ , and retained earnings of $_________ as of _____________, 2001;

  WHEREAS, CNB is a banking association in organization under the laws of the United States, to be located at 1400 East Second Street, County of Warren, in the State of Ohio, with a capital of $___________, divided into seven shares of common stock, each of $_____ par value, surplus of $________, with no retained earnings as of _____________, 2001;

  WHEREAS, Bank is authorized to have outstanding 1,500,000 shares of common stock, of which, as of the date hereof, 303,337 shares are issued and outstanding ("Bank Common"); and

  WHEREAS, CNB is authorized to have outstanding ______ shares of common stock, of which ______ shares are presently subscribed ("CNB Common"); and

  WHEREAS, Parent, an Ohio corporation and principal subscriber to the shares of CNB, has agreed to make available to CNB at the Closing that number of shares of its common stock without par value of Parent ("Parent Common") necessary to consummate the merger contemplated hereby; and

  WHEREAS, the Directors of Bank and CNB (such corporations being hereinafter sometimes called the "Constituent Corporations") deem it advisable for the mutual benefit of the Constituent Corporations, their respective shareholders and others that Bank be merged into CNB upon the terms and conditions hereinafter set forth, and such Directors have approved this Agreement of Merger;

  NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and in accordance with the laws of the United States, Bank and CNB hereby agree that, subject to the terms and conditions hereinafter set forth, Bank shall be merged into CNB and that the terms and conditions of such merger, including the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations, shall be as follows:

  ARTICLE I

  1.1 Upon the Closing on the Closing Date, as defined in Article IV, Section 4.1 below, Community National shall be merged into CNB which shall be the surviving corporation and shall continue to be governed by the applicable federal laws. CNB, as such surviving corporation, is hereinafter sometimes referred to as the "Receiving Association."

  ARTICLE II

  2.1 Effective as of the time that this merger shall become effective, as specified in the merger approval to be issued by the Comptroller of the Currency, the Articles of Association of CNB, amended as hereinafter provided and attached hereto as Schedule 1, shall be the Articles of Association of the Receiving Association until the same shall thereafter be further amended in accordance with law. Upon the Closing, Article FIRST of the Articles of Association of CNB shall be deemed amended to change the name of CNB to "THE COMMUNITY NATIONAL BANK." The Receiving Association reserves the right to further amend, alter, change or repeal after such merger any provision contained in its Articles of Association, and all rights conferred in this Agreement of Merger are subject to such reserved power.

  2.2 The Board of directors of the Receiving Association shall consist of seven (7) persons until such time after the Closing as such number may be changed in accordance with the Regulations of the Receiving Association. The names and addresses of the first Directors of the Receiving Association (each of whom shall serve until the next annual meeting of shareholders and until his successor is elected, or until his earlier resignation, removal from office or death) at the time of the Closing are:

  DIRECTOR                                     ADDRESS

  Donald G. Burns                            7060 Middlemoor Lane

  Middletown, Ohio 45042

  Robert L. Campbell                       4194 Silverhart Road

  P. O. Box 53

  Camden, Ohio 45311

  W. Leslie Earnhart                         436 Central Avenue

  Carlisle, Ohio 45005

  T. C. Garland                                  990 Lower Springboro Road

  Springboro, Ohio 45066

  James L. Gross, Jr.                          391 Park Drive

  Carlisle, Ohio 45005

  Stanley E. Kolb                               6156 Hurst Road

  Middletown, Ohio 45042

  Paul J. Scheuermann                        15 Prestwick Plaza

  Springboro, Ohio 45066

  If upon the Closing or thereafter there exists a vacancy in the Board of directors of the Surviving Corporation, such vacancy may be filled by the remaining members of the Board of directors in the manner provided by law and the regulations of the Receiving Association.

  2.3 The officers of Bank immediately prior to the Closing shall be the officers of the Receiving Association and shall hold office, subject to the regulations of the Receiving Association, at the pleasure of the Board of directors.

  2.4 The business of the Receiving Association shall be that of a national banking association and shall be conducted at its main office, to be located at 1400 East Second Street, Franklin, Warren County, Ohio, and its legally established branches.

  2.5 Upon the Closing, the effect of the merger shall be as provided by the applicable provisions of federal law. Without limiting the foregoing, and subject thereto, upon the Closing, the existence of Bank shall cease as a separate entity but shall continue in the Receiving Association, subject to the rights of creditors which shall be preserved unimpaired; the Receiving Association shall have, without further act or deed, all property, rights, powers, duties and obligations of each of the Constituent Corporations and trusts and to the duties and liabilities connected therewith, and shall perform every such trust or relation in the same manner as if it had itself originally assumed the trust or relation and the obligation and liabilities connected therewith within the limits of the charter of the Receiving Association.

  ARTICLE III

  The terms of the merger, the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations shall be as follows:

  3.1 Forthwith upon the Closing, each share of Bank Common outstanding immediately prior to the Closing (excluding shares held by those shareholders of Bank who have perfected their rights as dissenting shareholders) shall be converted into and become two (2) shares of Parent Common. The number of authorized shares of common stock, $2.50 par value per share, of Bank will, by virtue of the merger, be _____________ upon consummation of the merger, all of which will be canceled as a result of the merger.

  3.2 The amount of capital stock of CNB shall be $________, divided into ____ shares of common stock, each of $________ par value, and at the time the merger shall become effective, the association shall have a surplus of $_______, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of Bank and of CNB, as stated in the preamble of this agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between _____________, 200__, and the effective time of the merger.

  3.3 The shares of Parent Common into which shares of Bank Common are converted pursuant to the provisions of Section 3.1 above shall be the shares furnished for such purpose by Parent as referred to in the third recital clause at the beginning of this Agreement.

  3.4 From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank Common shall surrender such certificate or certificates to Bank, and shall receive in exchange therefor a certificate or certificates representing the number of shares of Parent Common into and for which the shares of Bank Common theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Section 3.1 above.

  3.5 Until surrendered pursuant to the provisions of Section 3.4 above, each certificate or certificates theretofore representing shares of Bank Common shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Parent) to represent the number of shares of Parent into and for which the shares of Bank Common thereto represented thereby shall have been converted pursuant to the provisions of Section 3.1 above.

  3.6 No dividends or other distributions, if any, payable to the holders of shares of Parent Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank Common; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank Common pursuant to the provisions of Section 3.4 above, there shall then be paid to the record holders of a certificate or certificates for shares of Parent Common issued in exchange therefor, the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Parent Common to holders of record of shares of Parent Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Parent Common represented thereby.

  3.7 Upon the merger becoming effective in accordance with the terms of Article IV hereof, Parent shall repurchase all shares of Parent Common originally issued to the Incorporators of Parent to facilitate Parent's organization. Such purchase shall be in an amount equal to the amount expended by such person to originally purchase such shares.

  ARTICLE IV

  4.1 The merger shall become effective, and the "Closing" shall occur upon the satisfaction of all conditions to Closing on a date mutually agreed upon by the Parties (the "Closing Date").

  ARTICLE V

  5.1 If the Plan and Agreement of Merger among Parent, Bank and CNB, dated as of January 16, 2001, is terminated in accordance with the terms thereof, then this Agreement of Merger shall simultaneously terminate without further action by the Constituent Corporations. In the event of such termination, the Board of directors of each of the Constituent Corporations shall direct its officers not to file this Agreement of Merger as provided above, notwithstanding favorable action on this Agreement of Merger by the shareholders of the respective Constituent Corporations.

  ARTICLE VI

  6.1 This Agreement of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument.

  6.2 Any of the provisions of this Agreement of Merger may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of directors of such party, provided that as to such waiver after the last vote of the shareholders of such party hereon such waiver shall not, in the judgment of the Board of directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger. Any of the provisions of this Agreement of Merger may be modified at any time prior to or after the vote hereon of shareholders of any party, by agreement in writing approved by the Board of directors of each party and executed in the same manner (but not necessarily by the same persons) as this Agreement of Merger, provided that such modification after the last vote of the shareholders of a party hereon shall not, in the judgment of the Board of directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date set forth above.

THE COMMUNITY NATIONAL BANK
Attest:	("Bank")

________________________________	By:_____________________________
Name:__________________________
Its:_____________________________

CNB INTERIM NATIONAL BANK
Attest:	("CNB")

_________________________________	By:_____________________________
Name:__________________________
Its:_____________________________

COMMUNITY NATIONAL CORPORATION
Attest:	("Parent")

_________________________________	By:_____________________________
Name:__________________________
Its: _____________________________

  APPENDIX B TO PROXY STATEMENT

  ARTICLES OF INCORPORATION

  OF

  COMMUNITY NATIONAL CORPORATION

  The undersigned, desiring to form a corporation for profit, under the General Corporation Law of Ohio, does hereby certify:

  FIRST: The name of this Corporation shall be Community National Corporation.

  SECOND: The place in Ohio where its principal office is to be located is Franklin, County of Warren.

  THIRD: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code.

  FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is Eight Hundred Fifty (850) shares, all of which shall be designated Common Stock and shall be without par value.

  FIFTH: The number of Directors of the Corporation shall be fixed from time to time in accordance with the Corporation's Regulations and may be increased or decreased as therein provided. The Board of directors shall be divided into two classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible with the term of office of one class expiring each year. At the organizational meeting of shareholders, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting and Directors of the second class shall be selected to hold office for a term expiring at the second succeeding annual meeting. Thereafter, at each annual meeting of shareholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting after such election. In the event of any increase in the number of Directors of the Corporation, the additional Directors shall be so classified that all classes of Directors shall be increased equally as nearly as may be possible. In the event of any decrease in the number of Directors of the Corporation, all classes of Directors shall be decreased equally as nearly as possible.

  SIXTH: (A) Except as otherwise provided in Clause (B) of this Article SIXTH:

  (i) any merger or consolidation of the Corporation with or into any other corporation;

  (ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Corporation to or with any other corporation, person or other entity;

  (iii) the issuance or transfer of any securities of the Corporation to any other corporation, person or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof so acquired in a single transaction or a series of related transactions having an aggregate fair market value of less than $250,000), or

  (iv) the issuance or transfer of any securities of the Corporation by the Corporation to any other corporation, person or other entity for cash;

  shall require the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Corporation which are not beneficially owned by such other corporation, person or other entity if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, considered for the purposes of this Article SIXTH as one class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement with any national securities exchange.

  (B) The provisions of this Article SIXTH shall not apply to any transaction described in clauses (i), (ii), (iii) or (iv) of Clause (A) of this Article SIXTH, (i) with another corporation if a majority, by vote, of the outstanding shares of all classes of capital stock of such other corporation entitled to vote generally in the election of Directors, considered for this purpose as one class, is owned of record or beneficially by the Corporation and/or its subsidiaries; (ii) with another corporation, person or other entity if the Board of directors of the Corporation shall by resolution have approved a memorandum of understanding with such other corporation, person or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or other entity became the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors; or (iii) approved by resolution adopted by the affirmative vote of at least a majority of the members of the whole Board of directors of the Corporation at any time prior to the consummation thereof.

  (C) For the purposes of this Article SIXTH, a corporation, person or other entity shall be deemed to be the beneficial owner of any shares of capital stock of the corporation (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise; or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above), by any other corporation, person or other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation, or which is its "affiliate" or "associate" as those terms were defined in Rule 12b-2 of the general rules and regulations under the Securities Exchange Act of 1934. For the purposes of this Article SIXTH, the outstanding shares of any class of capital stock of the Corporation shall include shares deemed owned through the application of clauses (i) and (ii) of this Clause (C) but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

  (D) The Board of directors of the Corporation shall have the power and duty to determine for the purposes of this Article SIXTH, on the basis of information then known to it, whether (i) any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, or is an "affiliate" or an "associate" (as defined above) of another, (ii) any proposed sale, lease, exchange or other disposition of part of the assets of the Corporation involves a substantial part of the assets of the Corporation, (iii) assets or securities, or a combination thereof, to be acquired in exchange for securities of the Corporation, have an aggregate fair market value of less than $250,000 and whether the same are proposed to be acquired in a single transaction or a series of related transactions, and (iv) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes of this Article SIXTH.

  SEVENTH: The Board of directors of the Corporation, when evaluating any offer of another party to (i) purchase or exchange any securities or property for any outstanding equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation the financial and managerial resources and future prospects of the other party; the possible effects on the business of the Corporation and its subsidiaries and on the depositors, employees, and other constituents of the Corporation and its subsidiaries; and the possible effects on the communities and the public interest which the Corporation and its subsidiaries serve. In evaluating any such offer, the Board of directors shall be deemed to be performing their duly authorized duties and acting in good faith and in the best interests of the Corporation within the meaning of Section 1701.13 of the Ohio Revised Code, as it may be amended from time to time, and the Corporation's Regulations.

  EIGHTH: When authorized by the affirmative vote of a majority of the Board of directors, without the action or approval of the shareholders of this Corporation, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions as the Board of directors may determine.

  NINTH: The statutes of Ohio require that action on certain specified matters at a shareholders' meeting shall be taken by the affirmative vote of the holders of more than a majority of shares entitled to vote thereon, unless other provision is made in the Articles of Incorporation. On all these specified matters, action may be taken by the affirmative vote of a two-thirds majority of shares entitled to vote thereon or, if the vote is required to be by classes, by the affirmative vote of a two-thirds majority of each class of shares entitled to vote thereon as a class, except that any amendment, alteration, addition to or repeal of Article FIFTH, SIXTH or this Article NINTH and of any of the matters specified above in Article SIXTH as requiring a vote other than the affirmative vote of the holders of a two-thirds majority of the shares entitled to vote thereon, may only be taken by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Company entitled to vote thereon, considered for the purposes of this Article as one class.

  TENTH: The holder of any share or shares of any class issued by the Corporation shall, upon the offering or sale for cash of shares of the same class by the Corporation, have the right to purchase, during a reasonable time and pursuant to reasonable terms fixed by the Board of directors, shares in proportion to that shareholder's respective holdings of shares of such class, unless the shares offered or sold by the Corporation are in any of categories precluded from such pre-emptive rights pursuant to Section 1701.15 of the Ohio Revised Code.

  Date: July 11, 2000

  /s/Donald G. Burns

  Donald G. Burns, Incorporator

  /s/Robert L. Campbell

  Robert L. Campbell, Incorporator

  /s/W. Leslie Earnhart

  W. Leslie Earnhart, Incorporator

  /s/T.C. Garland

  T. C. Garland, Incorporator

  /s/James L. Gross, Jr.

  James L. Gross, Jr., Incorporator

  /s/Stanley E. Kolb

  Stanley E. Kolb, Incorporator

  /s/Paul J. Scheuermann

  Paul J. Scheuermann, Incorporator

  APPENDIX C TO PROXY STATEMENT

  REGULATIONS

  OF

  COMMUNITY NATIONAL CORPORATION

  ARTICLE I

  SEAL

  The Board of directors may from time to time adopt such seal or seals, if any, as they deem appropriate for the use of the Corporation in transacting its business.

  ARTICLE II

  SHAREHOLDERS

  (a) Annual meeting. The annual meeting of the shareholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Ohio as may be specified in the notice required under paragraph (c) of this Article no later than the fourth Tuesday in April of each year, or at such other time as may be fixed by the Board of directors, at which time there shall be elected Directors to serve until the end of the term to which they are elected and until their successors are elected and qualified. Any other business may be transacted at the annual meeting without specific notice of such business being given, except such business as may require specific notice by law.

  (b) Special Meetings. Special meetings of the shareholders may be called and held within or without the State of Ohio, as provided by law, except that in the event of a meeting of shareholders called by shareholders, there must be five or more shareholders owning in the aggregate not less than 25% of the issued and outstanding common stock of the Corporation.

  (c) Notice. Notice of each annual or special meeting of the shareholders shall be given in writing either by the President, any Vice President, the Secretary, or any Assistant Secretary, not less than ten (10) days before the meeting. Any shareholder may, at any time, waive any notice required to be given under these Regulations.

  (d) Quorum. The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles of Incorporation of the Corporation or applicable law to take the action stated.

  (e) Order of Business. At all shareholders' meetings the order of business shall be as follows unless changed by a majority vote:

  1. Reading of minutes of previous meeting and acting thereon;

  2. Reports of Directors and Committees;

  3. Financial report or statement;

  4. Reports from Chairman, President or other officers;

  5. Unfinished business;

  6. Election of Directors;

  7. New or miscellaneous business;

  8. Adjournment.

  (f) Organization. The Chairman of the Board shall preside at all meetings of the shareholders, but in his absence the President shall preside, and in his absence the shareholders shall elect another officer or a shareholder to so preside. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

  ARTICLE III

  DIRECTORS

  (a) Number. The Board of directors shall be composed of not less than five (5) nor more than twenty (25) persons, as shall be fixed by the shareholders in accordance with applicable law, who shall be elected in accordance with the provisions of the Articles of Incorporation by action of the shareholders. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors then in office.

  (b) Changes. The number of Directors fixed in accordance with the immediately preceding paragraph may also be increased or decreased by the Directors at a meeting or by action in writing without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this Section; provided, that no such decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director; and provided, further, that the number of Directors shall not be increased by the Directors to more than three Directors beyond the number of Directors as fixed at the most recently held meeting of shareholders called for the purpose of electing Directors.

  (c) Nominations. Nominations for the election of Directors may be made by the Board of directors or a proxy committee appointed by the Board of directors or by any shareholder entitled to vote in the election of Directors generally. However, any shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders, 45 days in advance of the corresponding date for the date of the preceding year's annual meeting of shareholders, and (2) with respect to an election to be held at a special meeting of shareholders for the election of Directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

  (d) Vacancies. Vacancies in the Board of directors shall be filled as provided by the laws of the State of Ohio then in effect.

  (e) Time of Meeting. The Board of directors shall meet at the principal office of the Corporation, at least annually, immediately following the annual meeting of the shareholders, but the Directors shall have the authority to change the time and place of such meeting by the adoption of by-laws or by resolution.

  (f) Call and Notice. Meetings of the Board of directors other than the annual meeting may be called at any time by the Chairman of the Board and shall be called by the Chairman upon the request of two members of the Board. Such meetings may be held at any place within or without the State of Ohio. Notice of the annual meeting need not be given and each director shall take notice thereof, but this provision shall not be held to prevent the giving of notice in such manner as the Board may determine. The Board shall decide what notice shall be given and the length of time prior to the meetings that such notice shall be given of all other meetings. Any meeting at which all of the directors are present shall be a valid meeting whether notice thereof was given or not and any business may be transacted at such a meeting.

  (g) Presence Through Communications Equipment. Meetings of the Board of directors, and meetings of any Committee thereof, may be held through any communications equipment if all persons participating can hear each other, and participation in a meeting pursuant to this subparagraph (g) shall constitute presence at such a meeting.

  (g) By-Laws. The Board of directors may adopt by-laws for their own government and that of the Corporation provided such by-laws are not inconsistent with the Articles of Incorporation or these Regulations.

  ARTICLE IV

  COMMITTEES

  The Board of directors may, by resolution, designate not less than three (3) of its number to serve on an Executive Committee or such other committee or committees as the Board may from time to time constitute. The Board of directors may delegate to any such Executive Committee any of the authority of the Directors, however conferred, other than that of filling vacancies among the Directors or in any committee of the Directors and to incur debts, excepting for current expenses, unless specifically authorized. The specific duties and authority of any such committee or committees shall be stated in the resolution constituting the same.

  ARTICLE V

  OFFICERS

  (a) Number. The officers of the Corporation shall be a Chairman of the Board, a President, a Secretary and a Treasurer, and one or more Vice Presidents if the Board establishes such office. Any two or more of the offices may be held by the same persons, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required to be executed, acknowledged or verified by two or more officers.

  (b) Other Officers. The Board of directors is authorized in its discretion to establish the office of Executive Vice President, and shall have the further power to provide for such other officers, assistant officers and agents as it shall deem necessary from time to time and may dispense with any of said offices and agencies at any time.

  (c) Election, Term and Removal. At the first meeting of the Board of directors after the annual meeting of shareholders, the Board shall select one of its members by a majority vote to be Chairman of the Board and shall select one of its members by a majority vote to be President of the Corporation. It shall also select all other officers of the Corporation by a majority vote, but none of such other officers shall be required to be members of the Board, except the Chairman of the Board and President. All officers of the Corporation shall hold office for one year and until their successors are elected and qualified.

  (d) Vacancies and Absence. If any office shall become vacant by reason of the death, resignation, disqualification, or removal of the incumbent thereof, or other cause, the Board of directors may elect a successor to hold office for the unexpired term in respect to which such vacancy occurred or was created. In case of the absence of any officer of the Corporation or for any reason that the Board of directors may determine as sufficient, the said Board may delegate the powers and duties of such officer to any other officer or to any director, except where otherwise provided by these Regulations or by statute, for the time being.

  ARTICLE VI

  DUTIES OF OFFICERS

  (a) Chairman of the Board. The Chairman of the Board of directors shall preside at all meetings of the Board and of the shareholders, appoint all special or other committees unless otherwise ordered by the Board, confer with and advise all other officers of the Corporation, and perform such other duties as may be delegated to him from time to time by the Board.

  (b) President. The President shall be the Chief Executive Officer and active head of the Corporation, and in the recesses of the Board of directors and the Executive Committee, if the Board establishes such a committee, shall have general control and management of all its business and affairs. He shall make such recommendations to the Board of directors, or any committees thereof, as he thinks proper, and he shall bring before said Board such information as may be required touching the business and property of the Corporation. He shall perform generally all the duties incident to the office of President, as required or authorized by law and such as are usually vested in the President of a similar corporation.

  (c) Secretary. The Secretary shall keep a record of all proceedings of the Board of directors, and of all meetings of shareholders, and shall perform such other duties as may be assigned to him by the Board of directors or the President.

  (d) Treasurer. The Treasurer shall have charge of the funds and accounts of the Corporation and shall keep proper books of account showing all receipts, expenditures and disbursements of the Corporation, with vouchers in support thereof. The Treasurer shall also from time to time, as required, make reports and statements to the Directors as to the financial condition of the Corporation, and submit detailed statements of receipts and disbursements; he shall perform such other duties as shall be assigned to him from time to time by the Board of directors or the President.

  (e) Vice Presidents. The Vice Presidents, including the Executive Vice President, if the Board establishes such offices, shall perform such duties as may be delegated to them by the Board of directors, or assigned to them from time to time by the Board of directors or the President. A Vice President, if the Board establishes such office, may be designated by the Board to shall perform the duties and have the powers of the President in case of the absence of the latter from his office, and during such absence such Vice President shall be authorized to exercise all the functions of the President and shall sign all papers and perform all duties as acting President.

  ARTICLE VII

  INDEMNIFICATION

  The Corporation shall indemnify each director and each officer of the Corporation, and each person employed by the Corporation who serves at the written request of the Chairman or President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by Ohio law. The term "officer" as used in this Article VII shall include the Chairman of the Board, the President, each Vice President, the Treasurer, the Secretary, and any other person who is specifically designated as an "officer" within the operation of this Article VII by action of the Board of directors. The Corporation may indemnify assistant officers, employees and others by action of the Board of directors to the extent permitted by Ohio law.

  ARTICLE VIII

  STOCK

  (a) Certificates of Stock. Each shareholder of this Corporation whose stock has been fully paid for shall be entitled to a certificate or certificates showing the number of shares registered in his or her name on the books of the Corporation. Each certificate shall be signed by the Chairman of the Board or the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. A full record of each certificate, as issued, shall be entered on the stub thereof.

  (b) Transfers of Stock. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by a duly authorized attorney upon surrender of the Certificates therefor with duly executed assignment endorsed thereon or attached thereto. Evidence of authority to endorse any certificate and to request its transfer shall be produced to the Corporation upon request. In case of transfer by executors, administrators, guardians or other legal representatives or fiduciaries, appropriate legal evidence of their authority to act shall be produced and may be required to be filed with the Corporation. No transfer shall be made until the stock certificate in question and such evidence of authority are delivered to the Corporation.

  (c) Transfer Agents and Registrars. The Board of directors may appoint an agent or agents to keep the records of the shares of the Corporation, or to transfer or to register shares, or both, in Ohio or any other state and shall define the duties and liabilities of any such agent or agents.

  (d) Lost, Destroyed or Mutilated Certificates. If any certificate of stock in this Corporation becomes worn, defaced or mutilated, the Directors, upon production and surrender thereof, may order the same cancelled, and may issue a new certificate in lieu of the same. If any certificate of stock be lost or destroyed, a new certificate may be issued upon such terms and under such regulations as may be adopted by the Board of directors.

  ARTICLE IX

  AMENDMENTS

  These Regulations, or any of them, may be altered, amended, added to or repealed as provided by law and the Articles of Incorporation of the Corporation.

  Adopted: January 16, 2001

  APPENDIX D

  12 U.S.C. SECTION 215a AND BANKING CIRCULAR 259

  (a) Approval of Comptroller, board and shareholders; merger agreement; notice; capital stock; liability of receiving association

  One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall -

  (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

  (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owing at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State were it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

  (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

  (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

  (b) Dissenting shareholders

  If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

  (c) Valuation of shares

  The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

  (d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

  If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

  (e) Status of receiving association; property rights and interests vested and held as fiduciary

  The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises, and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designation, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking association at the time of the merger, subject to the conditions hereinafter provided.

  (f) Removal as fiduciary; discrimination

  Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is national banking association.

  (g) Issuance of stock by receiving association; preemptive rights

  Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.

  Comptroller of the Currency. Administrator of National Banks. Banking Circular 259. March 5, 1992. 57 Federal Register 9150, March 16, 1992. Circular in full text.

  Department of the Treasury

  Office of the Comptroller of the Currency

  [Docket No. 92-3]

  Stock Appraisals

  AGENCY: Office of the Comptroller of the Currency, Treasury.

  ACTION: Notice of policy statement on stock appraisals.

  SUMMARY: The Office of the Comptroller of the Currency (OCC) has issued Banking Circular 259 to describe methods used by the OCC to estimate the value of a bank's share when a shareholder dissents to a conversion, consolidation, or merger involving a national bank, and to summarize the results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991. This notice, which provides the full text of BC 259, is for the benefit of persons who do not normally receive banking circulars.

  DATE: BC 259 was dated March 5, 1992.

  SUPPLEMENTARY INFORMATION: On March 5, 1992, the OCC issued BC 259 describing methods used to estimate the value of a bank's shares and the results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991. The full text of B 259 is set out below.

  TO: Chief Executive Officers of National Banks, Deputy Comptrollers (District), Department and Division Heads, and Examining Personnel.

  Purpose

  This Banking Circular informs all national banks of the valuation methods used by the Office of the Comptroller of the Currency (OCC) to estimate the value of a bank's shares when requested to do so by a shareholder dissenting to the conversion, merger, or consolidation of its bank. The results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991 are summarized.

  References: 12 U..S.C. 214a, 215 and 215a; 12 CFR 11.590 (item 2)

  Background

  Under 12 U.S.C. 214a, a shareholder dissenting from a conversion, consolidation, or merger involving a national bank is entitled to receive the value of his or her shares from the resulting bank. A valuation of the shares shall be made by a committee of three appraisers (a representative of the dissenting shareholder, a representative of the resulting bank, and a third appraiser selected by the other two). If the committee is formed and renders an appraisal that is acceptable to the dissenting shareholder, the process is complete and the appraised value of the shares is paid to the dissenting shareholder by the resulting bank. If, for any reason, the committee is not formed or if it renders an appraisal that is not acceptable to the dissenting shareholder, an interested party may request an appraisal by the OCC. 12 U.S.C 215 provides these appraisal rights to any shareholder dissenting to a consolidation. Any dissenting shareholder of a target bank in a merger is also entitled to these appraisal rights pursuant to 12 U.S.C 215a.

  The above provides only a general overview of the appraisal process. The specific requirements of the process are set forth in the statutes themselves.

  Methods of Valuation Used

  Through its appraisal process, the OCC attempts to arrive at a fair estimate of the value of a bank's shares. After reviewing the particular facts in each case and the available information on a bank's shares, the OCC selects an appropriate valuation method, or combination of methods, to determine a reasonable estimate of the shares' value.

  Market Value

  The OCC uses various methods to estimate the market value of shares being appraised. If sufficient trading in the shares exists and the prices are available from direct quotes from the Wall Street Journal or a market-maker, those quotes are considered in determining the market value. If no market value is readily available, or if the market value available is not well established, the OCC may use other methods of estimating market value, such as in the investment value and adjusted book value methods.

  Investment Value

  Investment value requires an assessment of the value t investors of a share in the full earnings of the target bank. Investment value is estimated by applying an average price/earnings ratio of banks with similar earnings potential to the earnings capacity of the target bank.

  The peer group selection is based on location, size, and earnings patterns. If the state in which the subject bank is located provides a sufficient number of comparable banks using location, size and earnings patterns as the criteria for selection, the price/earnings ratios assigned to the banks are applied to the earnings per share estimated for the subject bank. In order to select a reasonable peer group when there are too few comparable independent banks in a location that is comparable to that of the subject bank, the pool of banks from which a peer group is selected is broadened by including one-bank holding company banks in a comparable location, and/or by selecting banks in less comparable locations, including adjacent states, that have earnings patterns similar to the subject bank.

  Adjusted Book Value

  The OCC also uses an "adjusted book value" method for estimating value. Historically, the OCC has not placed any weight on the bank's "unadjusted book value" since that value is based on historical acquisition costs of the bank's assets, and does not reflect investors' perceptions of the value of the bank as an ongoing concern. Adjusted book value is calculated by multiplying the book value of the target bank's assets per share times the average market price to book value ratio of comparable banking organizations. The average market price to book value ratio measures the premium or discount to book value, which investors attribute to shares of similarly situated banking organizations.

  Both the investment value method and the adjusted book value method present appraised values, which are based on the target bank's value as a going concern. These techniques provide estimates of the market value of the shares of the subject bank.

  Overall Valuation

  The OCC may use more than one of the above-described methods in deriving the value of shares of stock. If more than one method is used, varying weights may be applied in reaching an overall valuation. The weight given to the value by a particular valuation method is based on how accurately the given method is believed to represent market value. For example, the OCC may give more weight to a market value representing infrequent trading by shareholders than to the value derived from the investment value method when the subject bank's earnings trend is so irregular that it is considered to be a poor predictor of future earnings.

  Purchase Premiums

  For mergers and consolidations, the OCC recognizes that purchase premiums do exist and may, in some instance, be paid in the purchase of small blocks of shares. However, the payment of purchase premiums depends entirely on the acquisition or control plans of the purchasers, and such payments are not regular or predictable elements of the market value. Consequently, the OCC's valuation methods do not include consideration of purchase premiums in arriving at the value of shares.

  Statistical Data

  The chart below lists the results of appraisals the OCC performed between January 1, 1985 and September 30, 1991. The OCC provides statistical data on book value and price/earnings ratios for comparative purposes, but does not necessarily rely on such data in determining the value of the banks' shares. Dissenting shareholders should not view these statistics as determinative for future appraisals.

  In connection with disclosures given to shareholders under 12 CFR 11.590 (Item 2), banks may provide shareholders a copy of this Banking Circular or disclose the information contained in the Banking Circular, including the results of OCC appraisals. If the bank discloses the past results of the OCC appraisals, it should advise shareholders that: (1) The OCC's did not rely on all the information set forth in the chart in performing each appraisal; and, (2) the OCC's past appraisals are not necessarily determinative of its future appraisals of a particular bank's shares.

  Appraisal Results

Appraisal date	Appraisal value	Price offered	Book value	Average price earnings ratio of peer group
1/1/85	107.05	110.00	178.29	5.3
1/2/85	73.16	NA	66.35	6.8
1/15/85	53.41	60.00	83.95	4.8
1/31/85	22.72	20.00	38.49	5.4
2/1/85	30.63	24.00	34.08	5.7
2/25/85	27.74	37.55	41.62	5.9
4/30/85	25.98	35.00	42.21	4.5
7/30/85	3,153.10	2,640.00	6,063.66	N/C
9/1/85	17.23	21.00	21.84	4.7
11/22/85	316.74	338.75	519.89	5.0
11/22/85	30.28	NA	34.42	5.9
12/16/85	66.29	77.00	89.64	5.6
12/27/85	60.85	57.00	119.36	5.3
12/31/85	61.77	NA	73.56	5.9
12/31/85	75.79	40.00	58.74	12.1
1/12/86	19.93	NA	26.37	7.0
3/14/86	59.02	200.00	132.20	3.1
4/21/86	40.44	35.00	43.54	6.4
5/2/86	15.50	16.50	23.69	5.0
7/3/86	405.74	NA	612.82	3.9
7/31/86	297.34	600.00	650.63	4.4
8/22/86	103.53	106.67	136.23	NC
12/26/86	16.66	NA	43.57	4.0
12/31/86	53.39	95.58	69.66	7.1
5/1/87	186.42	NA	360.05	5.1
6/11/87	38.53	55.00	77.75	4.5
6/11/87	38.53	55.00	77.75	4.5
7/31/87	13.10	NA	20.04	6.7
8/26/87	55.92	57.52	70.88	NC
8/31/87	19.55	23.75	30.64	5.0
8/31/87	10.98	NA	17.01	4.2
10/6/87	56.48	60.00	73.11	5.6
3/15/88	297.63	NA	414.95	6.2
6/2/88	27.26	NA	28.45	5.4
6/30/88	137.78	NA	215.36	6.0
8/30/88	768.62	677.00	1,090.55	10.7
3/31/89	773.62	NA	557.30	7.9
5/26/89	136.47	180.00	250.42	4.5
5/29/90	9.87	NA	11.04	9.9

  The "Appraisal Date"* The "Appraisal Date" is the consummation date for the conversion, consolidation, or merger.

  NA - Not Available.

  NC - Not Computed.

  For more information regarding the OCC's stock appraisal process contact the Office of the Comptroller of the Currency, Bank Organization and Structure.

  Dated: February 26, 1992.

  Robert L. Clarke,

  Comptroller of the Currency.

  PART II

  INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 20. Indemnification of Directors and Officers.

  Community National Corporation's Regulations provide that the corporation shall indemnify to the full extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, trustee, employee or agent of the corporation or of another corporation if serving at the request of Community National Corporation.

  In general, Ohio law provides that a corporation may indemnify such persons against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such suits, actions or proceedings if the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in the case of an action by or in the name of the claim or issue as to which such person has been adjudged to be liable to negligence or misconduct unless and to the extent that the court in which the action was brought holds that indemnification is warranted.

  Item 21. Exhibits and Financial Statement Schedules.

  The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description
2	Plan and Agreement of Merger, including Agreement of Merger*
3.1	Articles of Incorporation of Community National Corporation*
3.2	Regulations of Community National Corporation*
5, 23.1	Opinion and Consent of Dinsmore & Shohl LLP
13	Annual Report of The Community National Bank to Security Holders
21	Subsidiary of the Registrant
23.2	Consent of Somerville & Company PLLC
23.3	Consent of J. D. Cloud & Co. LLP
24	Power of Attorney**
99	Form of Proxy

  _______________

  * Filed as an Appendix to the Proxy Statement/Prospectus.

  ** Contained on the signature page to this Registration Statement on Form S-4.

  Item 22. Undertakings.

  As the offering herein described is an offering under Rule 415 of the Securities Act of 1933, the undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering granted may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(Section 230.424(b)) of this chapter) if, in the aggregate, the changes in volume and price present no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (6) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Franklin, State of Ohio on this 5th day of March, 2001.

  COMMUNITY NATIONAL CORPORATION

  By:/s/ Paul J. Scheuermann

  Paul J. Scheuermann

  Each person whose signature appears below constitutes and appoints Paul J. Scheuermann to be his true and lawful attorney-in-fact and agent with full power of substitution, for him in his name, place and stead, in any capacity, to sign any and all amendments relating to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes might or could do in person, hereby ratifying and confirming all that the attorney-in-fact and agent or his substitute may lawfully cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons, in the capacities indicated and on the dates indicated.

Principal Executive Officer:	Date:

/s/ Paul J. Scheuermann	March 5, 2001

Principal Financial Officer:	Date:

/s/ James L. Gross, Jr.	March 6, 2001

Directors:	Date:

/s/ Donald G. Burns, M.D.	March 6, 2001
Donald G. Burns

/s/ Robert Campbell	March 6, 2001
Robert Campbell

/s/ W. Leslie Earnhart	March 6, 2001
W. Leslie Earnhart

/s/ T.C. Garland	March 6, 2001
T.C. Garland

/s/ James L. Gross, Jr.	March 6, 2001
James L. Gross, Jr.

/s/ Stanley E. Kolb	March 5, 2001
Stanley E. Kolb

/s/ Paul J. Scheuermann	March 5, 2001
Paul J. Scheuermann

  EXHIBIT INDEX

Exhibit No.	Description	Page in Sequential Numbering System
2	Plan and Agreement of Merger, including Agreement of Merger*
3.1	Articles of Incorporation of Community National Corporation*
3.2	Regulations of Community National Corporation*
5, 23.1	Opinion and Consent of Dinsmore & Shohl LLP
13	Annual Report of The Community National Bank to Security Holders
21	Subsidiary of the Registrant
23.2	Consent of Somerville & Company PLLC
23.3	Consent of J. D. Cloud & Co. LLP
24	Power of Attorney*
99	Form of Proxy

  ___________________

  * Filed as an Appendix to the Proxy Statement/Prospectus.

  ** Contained on the signature page to this Registration Statement on Form S-4.